DISCLAIMER

THE SECURITIES HEREIN ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [EFFECTIVE DATE] (the "Effective Date"), by and between Oakland Pro Soccer LLC, a California limited liability company (the "Company") and [ENTITY NAME] a Delaware limited liability company, (the "Investor"). All capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings ascribed to them in the Operating Agreement of the Company, effective as of July 11, 2018, as amended and restated as of November 5, 2018, and as further amended and restated as of June 15, 2019 (as amended, the "Operating Agreement").

WHEREAS, the Investor desires to purchase from the Company, and the Company desires to sell and issue to the Investor, for the amount set forth next to the Investor's name on Schedule I (the "Subscription Price"), certain Class C Membership Interests in the Company (such Membership Interests to be sold and purchased pursuant hereto, the "Investor Membership Interests"), for a per interest purchase price of $10,296/Class C Membership Interest, such that as of the Closing (defined below), the Investor shall have the Membership Interests as set forth on Schedule I.

NOW, THEREFORE, in consideration of the forgoing and the representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

1. Purchase and Sale of the Investor Membership Interests. Upon the execution and delivery of this Agreement and the other documents contemplated to be delivered in connection with this Agreement (the "Closing"; and such other documents, together with this Agreement, the "Transaction Documents"), the Company will issue and sell to the Investor, and the Investor will purchase from the Company, the Investor Membership Interests for an amount equal to the Subscription Price. At the Closing, the Investor shall deliver the Subscription Price to the Company by wire transfer of immediately available funds to an account or accounts designated by the Company and, promptly following the Closing, the Company will amend and update Schedule A of the Operating Agreement to reflect the purchase of the Investor Membership Interests by the Investor.

2. Investor Representations. The Investor hereby represents and warrants to the Company as of the date hereof as follows:

(a) Authorization.

(i) The Investor has all requisite power and authority to execute and deliver the Transaction Documents, to purchase the Investor Membership Interests hereunder and to carry out and perform its obligations under the terms of the Transaction Documents. All action on the part of the Investor necessary for the authorization, execution, delivery and performance of the Transaction Documents, and the performance of all of the Investor's obligations thereunder, has been taken or will be taken prior to the Closing.

(ii) The execution, delivery and performance of the Transaction Documents by the Investor do not and will not conflict with, violate or cause a breach of any agreement, contract or instrument to which the Investor is a party or any judgment, order or decree to which the Investor is subject.

(iii) The Transaction Documents, when executed and delivered by the Investor, will constitute valid and legally binding obligations of the Investor, enforceable in accordance with their terms except (A) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, and (B) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies or by general principles of equity.

(b) No Registration. The Investor understands that the Investor Membership Interests have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "Securities Act") by reason of a specific exemption from the registration provisions of the Securities Act, the availability of which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of such Investor's representations as expressed herein or otherwise made pursuant hereto.

(c) Investment Intent. The Investor is acquiring the Investor Membership Interests for investment for its own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor does not have any contract, undertaking, agreement or arrangement with any person or entity to sell, transfer or grant participation to such person or entity or to any third person or entity with respect to any of the Investor Membership Interests.

(d) Investment Experience. The Investor, or a parent or affiliate, has substantial experience in evaluating and investing in securities of companies similar to the Company and acknowledges that the Investor can protect its own interests. The Investor has knowledge and experience in financial and business matters, such that the Investor is capable of fully evaluating the merits and risks of its investment in the Company. The Investor's financial commitment to all of its investments (including its proposed investment in the Company) is reasonable in relationship to the Investor's net worth. All information that the Investor has provided to the Company concerning the Investor and the Investor's financial position, is true, correct and complete as of the date hereof and, if any material change in such information occurs, the Investor will immediately furnish such changed (corrected) information to the Company in writing.

(e) Speculative Nature of Investment. The Investor understands and acknowledges that the Company has a limited financial and operating history and that an investment in the Company is highly speculative and involves substantial risks. The Investor can bear the economic risk of the Investor's investment and is able, without impairing the Investor's financial condition, to hold the Investor Membership Interests for an indefinite period of time and to suffer a complete loss of such investment. The Investor acknowledges that the Investor Membership Interests must be held indefinitely unless

subsequently registered under the Securities Act or an exemption from such registration is available.

(f) No Public Market. The Investor understands and acknowledges that no public market now exists for any of the securities issued by the Company (including the Investor Membership Interests) and that the Company has made no assurances that a public market will ever exist for the Company's securities (including the Investor Membership Interests).

(g) Regulation CF Matters. The Investor was provided the opportunity to acquire an Investor Membership Interests in the Company in accordance with Title 17, Chapter II, Part 227 of the United States Code of Federal Regulation ("Regulation CF"). The Investor, or a parent or affiliate, has substantial experience with Regulation CF and has complied with Regulation CF in all respects with respect to its investment in the Company.

(h) Access to Data. The Investor has been furnished with, to the full satisfaction of the Investor, any and all materials the Investor has requested relating to the Company and any statements made by the Company with respect to the offering of the Investor Membership Interests, including but not limited to the Company's Form C, which has been filed with the U.S. Securities and Exchange Commission ("Form C"), and as may be amended from time to time, and the offering statement included therein (the "Offering Statement"). The Investor acknowledges that representatives of the Company have been made available to the Investor, during the course of this transaction and prior to the purchase of any Investor Membership Interests, and the Investor has had the opportunity to ask questions of and receive answers from such representatives concerning the terms and conditions of the offering, and to obtain additional information that the Investor believes is necessary to verify the accuracy or completeness of the information furnished to the Investor regarding the Company.

(i) [Intentionally Omitted]

(j) Residency. The residency of the Investor (or, in the case of a partnership or corporation, such entity's principal place of business) is correctly set forth in Section 5(b) of this Agreement.

(k) Legends. The Investor understands and agrees that the certificates evidencing the Investor Membership Interests, or any other securities issued in respect of the Investor Membership Interests upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event, shall bear the following legend (in addition to any legend required under applicable state securities laws):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE (THE "SECURITIES") HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND THE COMPANY HAS NO OBLIGATION TO REGISTER THE SECURITIES UNDER THE SECURITIES ACT IN THE FUTURE. THE SECURITIES HAVE

BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED, SOLD, PLEDGED, EXCHANGED, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT IN COMPLIANCE WITH THE SECURITIES ACT."

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER AND MAY NOT BE SOLD, EXCHANGED, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF EXCEPT IN ACCORDANCE WITH AND SUBJECT TO ALL THE TERMS AND CONDITIONS OF THE COMPANY'S SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME, A COPY OF WHICH THE COMPANY WILL FURNISH TO THE HOLDER OF THIS CERTIFICATE UPON REQUEST AND WITHOUT CHARGE. THE HOLDER OF THIS CERTIFICATE MUST BE PREPARED TO BEAR THE ECONOMIC RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME"

(l) Brokers and Finders. The Investor has not engaged any brokers, finders or agents, and neither the Company nor the Investor has, nor will, incur, directly or indirectly, as a result of any action taken by the Investor, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with the Transaction Documents or the transactions contemplated thereby (the "Transactions").

(m) Consultation with Advisors. The Investor acknowledges that it is relying solely on its own counsel and not on any statements or representations of the Company or any of its agents, representatives, employees, officers, members, managers, or affiliates (together with the Company, the "Company Parties") for legal advice with respect to this investment and the Transactions. The Investor has consulted with its professional, tax, accounting, legal and financial advisors with respect to the U.S. federal, state, local and foreign (if applicable) income tax consequences of this investment and the Transactions given the Investor's particular tax and financial situation, and has determined that the purchase of the Investor Membership Interests is a suitable investment for the Investor. The Investor understands that O'Melveny & Myers LLP acts as counsel to the Company. The Investor also understands that, in connection with this offering and subsequent advice to the Company, O'Melveny & Myers LLP will not be representing any individual investors in the Company, including the Investor, and no independent counsel has been retained to represent the investors in the Company.

(n) No Other Representations.

(i) The Investor acknowledges to the Company that it is consummating the Transactions without any representation or warranty, express or implied, by any of the Company Parties, except as expressly set forth in Section 3 herein. The Investor acknowledges to the Company that, except for the matters that are expressly covered by the provisions of this Agreement, it is relying on its own investigation and analysis in entering into the Transaction Documents and the Transactions. In furtherance of the foregoing, and not in limitation thereof:

A. With respect to tax matters, the Investor is relying solely on the advice of the Investor's tax advisors and not on any statements or representations of the Company or any of its agents, whether written or oral. The Investor understands that it (and not the Company) shall be responsible for its own tax liability that may arise as a result of this investment, the Transaction Documents or the Transactions.

B. The Investor acknowledges to the Company that except for the representations and warranties set forth in Section 3 herein, no representation or warranty, express or implied, of any of the Company Parties with respect to the Company (including with respect to (1) any information provided to the Investor or any of its affiliates or representatives, including any information provided on Form C or the Offering Statement, and (2) any financial projection or forecast delivered to the Investor or any of its affiliates or representatives with respect to the revenues, profitability or EBITDA which may arise from the operation of the Company either before or after the Closing), shall form the basis of any action, claim or proceeding against any of the Company Parties with respect thereto or with respect to any related matter. With respect to any projection or forecast delivered by or on behalf of the Company to the Investor, the Investor acknowledges to the Company that it understands and accepts that (aa) there are uncertainties inherent in attempting to make such projections and forecasts, (bb) the accuracy and correctness of such projections and forecasts may be affected by information that may become available through discovery or otherwise after the date of such projections and forecasts, and (cc) it is familiar with each of the foregoing.

(o) Operating Agreement. The Investor has received a true, correct, and complete copy of the Operating Agreement, and fully understands the rights, obligations and restrictions that apply to Class C Members thereunder. In furtherance of the foregoing, and not in limitation, the Investor understands that as a Class C Member, the Investor's Percentage Interest may be subject to dilution upon the issuance by the Company of additional Membership Interests, and the Investor shall not have the right to appoint or vote for Managers or to participate in the governance or control of the Company, except as required by law.

3. Company Representations. A Schedule of Exceptions, attached hereto as Exhibit A (the "Schedule of Exceptions"), shall be delivered to the Investor in connection with the Closing. Except as set forth on the Schedule of Exceptions, the Company hereby represents and warrants to the Investor as of the date hereof as follows:

(a) The Company is a limited liability company existing and in good standing under the laws of the state of California. The execution, delivery and performance of this Agreement, and the consummation of the Transactions have been duly and validly authorized by all requisite action on the part of the Company, and no other action on the part of the Company is necessary to authorize the execution, delivery or performance of this Agreement. This Agreement, when executed and delivered by the Company, will constitute valid and legally binding obligations of the Company, enforceable in accordance with their terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights

generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies or by general principles of equity. Provided that the Company obtains any consents required to be obtained pursuant to the Operating Agreement (which shall be obtained by the Company prior to or as of the Closing), the execution, delivery and performance of this Agreement by the Company does not and will not (A) conflict with or result in a breach of the terms, conditions or provisions of, (B) constitute a default under, (C) result in the creation of any lien, security interest, charge or encumbrance upon the Company's equity securities or assets pursuant to, (D) give any third party the right to modify, terminate or accelerate any obligation under, (E) result in a violation of, or (F) require any authorization, consent, approval, exemption or other action by or notice to any court or any local, federal or state governmental body, in each case, pursuant to the articles of organization of the Company, the Operating Agreement, or any law, statute, rule or regulation to which the Company is subject, or any agreement, instrument, order, judgment or decree to which the Company is a party or by which it is bound.

(b) The Investor Membership Interests, when issued and delivered and paid for in compliance with the provisions of this Agreement will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Operating Agreement, applicable state and federal securities laws and liens or encumbrances created by or imposed by an Investor.

(c) Assuming the accuracy of the representations and warranties of the Investor in Section 2, the Investor Membership Interests will be issued in compliance with all applicable federal and state securities laws.

4. Investor Obligations.

(a) The Investor shall maintain as confidential (including by way of protection against any disclosure, misuse, loss and theft) and not use or disclose in any manner any confidential or proprietary information or materials relating to the Company or its affiliates, and their respective actual and anticipated businesses. In the event the Investor is required by law to disclose any such information, the Investor shall promptly notify the Company in writing, to the extent permitted by applicable law, which notification shall include the nature of the legal requirement and the extent of the required disclosure, and shall cooperate with the Company to preserve the confidentiality of such information consistent with applicable law.

5. Miscellaneous.

(a) Amendment and Waiver. No amendment or waiver of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the person or entity against whom such amendment or waiver is sought to be enforced. No waiver by any party of any default, breach or inaccuracy of representation or warranty or breach of covenant hereunder, whether intentional or not, shall be deemed to extend to any other, prior or subsequent default or breach or affect in any way any rights arising by virtue of any other, prior or subsequent such occurrence.

(b) Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing (including e-mail) and shall be deemed to have been given (i) if personally delivered, on the date of delivery, (ii) if delivered by next-day courier service of national standing (with charges prepaid), on the business day following the date of delivery to such courier service for next day delivery, (iii) if deposited in the United States mail, first class postage prepaid, on the fifth business fay following the date of such deposit, or (iv) if delivered by facsimile or e-mail (y) on the date of such transmission, if such transmission is completed at or prior to 5:00 p.m., local time of the recipient party, and (z) on the next business day following the date of transmission, if such transmission is completed after 5:00 p.m., local time of the recipient party. Notices, demands and other communications shall, unless another address is specified in writing pursuant to the provisions hereof, be sent to the address for such recipient indicated below:

Notices to the Investor:

[ENTITY NAME]___________________
[ADDRESS]_______________________
____
____
E-mail: spv@wefunder.com

Notices to the Company:

Oakland Pro Soccer LLC
2744 E 11th Street, Unit K01
Oakland, CA 94601
Attention: Steven Aldrich
E-mail: steven@rootssc.com

with a copy to:

O'Melveny & Myers LLP
Times Square Tower
7 Times Square
New York, NY 10036
Attention: Alex Anderson
E-mail: aanderson@omm.com

(c) Assignment. This Agreement shall bind and inure to the benefit of the respective successors and assigns of the parties hereto, whether so expressed or not, except that, except as expressly provided herein, neither this Agreement nor any of the covenants and agreements herein or rights, interests or obligations hereunder may be assigned or delegated (directly or indirectly or by operation of law) without the prior written consent of the other party. Notwithstanding the foregoing, the Company may assign any or all of its rights pursuant to this Agreement to any of its lenders as collateral security without the

consent of the Investor; provided that any such assignment will not relieve the Company of its obligations under this Agreement.

(d) Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal, or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality, or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed, and enforced in such jurisdiction as if such invalid, illegal, or unenforceable provision had never been contained herein.

(e) Interpretation. The headings and captions used in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine, or neuter forms, and the singular form of nouns, pronouns, and verbs shall include the plural and vice versa. The use of the word "including" herein (and words of similar import) shall mean "including without limitation." Reference to any agreement, document, or instrument means such agreement, document, or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and, if applicable, hereof. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof or rule of strict construction shall arise favoring or disfavoring any party or third party beneficiary by virtue of the authorship of any of the provisions of this Agreement. Wherever a conflict exists between this Agreement and any other agreement, this Agreement shall control but solely to the extent of such conflict.

(f) Entire Agreement. This Agreement (i) embodies the complete agreement and understanding among the parties with respect to the subject matter hereof or thereof, and (ii) supersedes and preempts any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof or thereof in any way.

(g) Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original, with the same effect as if all signing parties had signed the same document. All counterparts shall be construed together and constitute the same instrument.

(h) Governing Law; WAIVER OF JURY TRIAL; VENUE.

This Agreement shall be governed by, and construed in accordance with, the laws of the State of California, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of California or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of California.

EACH PARTY TO THIS AGREEMENT HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT AND THE OTHER DOCUMENTS CONTEMPLATED TO BE DELIVERED IN CONNECTION WITH THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT, THE OTHER DOCUMENTS CONTEMPLATED TO BE DELIVERED IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY HERETO HEREBY AGREES THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE AGREEMENT AND CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

EACH OF THE PARTIES TO THIS AGREEMENT HERBY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE CALIFORNIA STATE COURTS, ALAMEDA COUNTY AND THE UNITED STATES DISTRICT COURT, NORTHERN DISTRICT, ALAMEDA COUNTY. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY OBJECTION BASED ON FORM NON CONVENIENS AND ANY OBJECTION TO VENUE OF ANY ACTION INSTITUTED HEREUNDER AND COVENANTS NOT TO RAISE CONVENIENCE OR VENUE AS GROUNDS TO CHALLENGE ANY ACTION OR PROCEEDING BROUGHT PURSUANT TO THIS AGREEMENT.

(i) Survival. Sections 2, 3 and 6, shall survive the Closing. The covenants contained in this Agreement shall survive until fully performed or waived.

(j) Electronic Delivery. This Agreement and any signed document entered into in connection with this Agreement, and any amendments hereto or thereto, to the extent delivered by means of a facsimile machine or electronic mail (any such delivery, an "Electronic Delivery"), shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such document, each other party hereto or thereto shall re-execute original forms hereof and/or thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise (i) the use of Electronic Delivery to deliver a signature or (ii) the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery, as a defense to the formation of a contract or agreement, and each such party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

* * * *

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Units: [UNITS]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Oakland Pro Soccer LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

SCHEDULE I

Name, Address, Telephone Number and E-mail Address	**Contributions**	**Membership Class**	**Membership Interest Owned**	**Voting Power of Manager Appointed by this Member**
[ENTITY NAME] [ADDRESS] E-mail: spv@wefunder.com	$[AMOUNT]	C	[UNITS] Class C Membership Interests (calculated by dividing $[AMOUNT] by $10,296)	N/A

<u>Exhibit A</u>

Schedule of Exceptions

None.

JOINDER AGREEMENT
TO SECOND AMENDED AND RESTATED OPERATING AGREEMENT

THIS JOINDER AGREEMENT TO SECOND AMENDED AND RESTATED OPERATING AGREEMENT of Oakland Pro Soccer LLC (this "Agreement") is executed and delivered on [EFFECTIVE DATE], by the individuals or entity executing below as "Investor" ("Investor") and is effective as of the date hereof. All capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Second Amended and Restated Operating Agreement of Oakland Pro Soccer LLC (the "Company"), dated as of June 15, 2019, by and among the Members of the Company as defined therein (the "Operating Agreement"), attached hereto as Exhibit A.

WHEREAS, Investor desires to purchase certain Investor Units (as defined in the Subscription Agreement) pursuant to the Subscription Agreement (the "Subscription Agreement") by and between the Company and the Investor dated concurrently herewith;

WHEREAS, in connection with the purchase of the Investor Units, Investor must, among other things, become a party to the Operating Agreement; and

NOW, THEREFORE, in consideration of the premises, the mutual covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Investor hereby acknowledges and agrees with the Company that it is a signatory and party to the Operating Agreement as of the date first written above and thus subject to all terms and conditions of the Operating Agreement applicable to each Member of the Company.

IN WITNESS WHEREOF, the undersigned has executed this Agreement on the day and year first set forth above.

INVESTOR:

[ENTITY NAME]

By: Investor Signature

Name: [INVESTOR NAME]

Its: [INVESTOR TITLE]

ACCEPTED:

OAKLAND PRO SOCCER LLC

By: *Founder Signature*

Name: Steven Aldrich
Title: Manager

EXHIBIT A

OPERATING AGREEMENT

(Attached)

SECOND AMENDED AND RESTATED OPERATING AGREEMENT OF

Oakland Pro Soccer LLC,

A CALIFORNIA LIMITED LIABILITY COMPANY

This Second Amended and Restated Operating Agreement (together with any appendices, exhibits and schedules attached hereto, this "**Agreement**") of Oakland Pro Soccer LLC, a California limited liability company (the "**Company**"), is entered into as of June 15, 2019 (the "**Effective Date**"), by and among the Members listed on Schedule A attached hereto and such other Persons as shall hereinafter become Members in accordance with the terms of this Agreement and the California Revised Uniform Limited Liability Company Act, codified at Corporations Code §§ 17701.01-17713.13, as amended from time to time, or its successor (the "**Act**").

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED THIS OPERATING AGREEMENT OR THE LIMITED LIABILITY COMPANY MEMBERSHIP INTERESTS PROVIDED FOR HEREIN. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

WHEREAS, the Company was formed as a limited liability company under the Act pursuant to its Articles of Organization (as amended from time to time, the "**Articles**"), which were executed and filed with the Secretary of State of the State of California on July 11, 2018;

WHEREAS, certain Members previously entered into that certain Operating Agreement of the Company, dated as of July 11, 2018;

WHEREAS, certain Members previously amended and restated such operating agreement, as of November 5, 2018 (the "**Amended and Restated Operating Agreement**"); and

WHEREAS, the Members desire to continue the Company and amend and restate in its entirety the Amended and Restated Operating Agreement.

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members hereby amend and restate the Amended and Restated Operating Agreement in its entirety as follows:

1. DEFINITION OF TERMS

1.1. When used in this agreement, the following capitalized terms shall have the meanings defined in this section, as follows:

(a) "**Available Cash**" of the Company means all cash funds of the Company on hand from time to time (other than cash funds obtained as Capital Contributions by the Members and cash funds obtained from loans to the Company), after (1) payment

of all operating expenses of the Company as of such time, (2) provision for payment of all outstanding and unpaid current obligations of the Company as of such time, and (3) provision for a working capital reserve, pursuant to Section 6.2.

(b) "**Bankrupt**" or "**Bankruptcy**" means, with respect to any Person, being the subject of any order for relief under Title 11 of the United States Code, or any successor statute.

(c) "**Capital Account**" means the individual account for each Member established and maintained pursuant to Article 3.

(d) "**Capital Contribution**" mean the benefit provided by a Person to the Company in order to become a Member or in one's capacity as a Member, and as defined in Section 17701.02(c) of the Act. The Members' Capital Contributions are shown in Schedule A, as amended.

(e) "**Class A Member**" means any Person holding Class A Membership Interests that is admitted as a Member of the Company pursuant to the terms of this Agreement.

(f) "**Class A Membership Interests**" means the class of limited liability membership interests of the Company designated as "Class A Membership Interests" and having such rights, designations and preferences of "Class A Membership Interests" as specified in this Agreement.

(g) "**Class C Member**" means any Person holding Class C Membership Interests that is admitted as a Member of the Company pursuant to the terms of this Agreement.

(h) "**Class C Membership Interests**" means the class of limited liability membership interests of the Company designated as "Class C Membership Interests" and having such rights, designations and preferences of "Class C Membership Interests" as specified in this Agreement.

(i) "**Class F Member**" means any Person holding Class F Membership Interests that is admitted as a Member of the Company pursuant to the terms of this Agreement.

(j) "**Class F Membership Interests**" means the class of limited liability membership interests of the Company designated as "Class F Membership Interests" and having such rights, designations and preferences of "Class F Membership Interests" as specified in this Agreement.

(k) "**Code**" means the Internal Revenue Code of 1986, as amended. All references in this Agreement to sections of the Code include any corresponding provision or provisions of succeeding law.

(l) "**Imputed Underpayment Amount**" means the amount of any "imputed underpayment" within the meaning of Code Section 6225, paid (or payable) by the Company as a result of an adjustment with respect to any partnership item,

including any interest, additions to tax and penalties with respect to any such adjustment.

(m) "**Manager**" means a member of the Board of Managers (defined below) of the Company.

(n) "**Member**" means a Person that has become a member of the Company in accordance with this Agreement or as otherwise required by the Act and that has not dissociated from the Company.

(o) "**Membership Interest**" means the entire ownership interest of a Member in the Company.

(p) "**Partnership Audit Rules**" means Sections 6221 through 6241 of the Code, together with any guidance issued thereunder or successor provisions and any similar provision of state or local tax Laws.

(q) "**Percentage Interest**" of a Member means the Member's Membership Interest expressed as a percentage of all Membership Interests in the Company. Each Member's Percentage Interest is the percentage set forth opposite the name of the Member in Schedule A attached to this Agreement, as the percentage may be adjusted from time to time pursuant to the terms of this Agreement.

(r) "**Person**" means any individual, corporation, partnership, limited liability company, trust, joint stock company, business trust, unincorporated association, joint venture, governmental authority or other entity of any nature whatsoever.

(s) "**Prime Rate**" means the prime rate as published in the "Money Rates" section of The Wall Street Journal; however, if such rate is, at any time during the term of this Agreement, no longer so published, the term "Prime Rate" shall mean the average of the prime interest rates which are announced, from time to time, by the three largest banks (by assets) headquartered in the U.S. which publish a prime, base or reference rate, in any case not to exceed the maximum rate permitted by law.

(t) "**Transferable Interest**" in the Company means the right, as originally associated with a Person's capacity as a Member, to receive distributions from the Company in accordance with this Agreement, whether or not the Person remains a Member or continues to own any part of the right.

(u) "**Transferee**" means a Person to which all or part of a Transferable Interest has been transferred, whether or not the transferor is a Member. Transferees shall have the same rights and obligations as "Transferees" under the Act, except as modified herein.

(v) "**Vote**" means the vote of the Members or Board of Managers, as applicable, and includes authorization by written consent or consent given by electronic transmission to the Company, in each case, pursuant to the terms of this Agreement.

1.2. Capitalized terms used in this Agreement and not defined above shall have the meaning specified elsewhere in this Agreement or, if not specified, shall have the meaning set forth in the Act.

2. ORGANIZATION OF THE COMPANY

2.1. **Formation of the Company**. The Articles have been filed with the Secretary of State of the State of California in conformity with the Act. The Members hereby agree to continue the Company as a limited liability company pursuant to the Act. The rights, duties, and liabilities of the Members, Transferees, and the Managers with respect to each other and the Company shall be determined pursuant to the Act, the Articles, and this Agreement. In the event there is any conflict between the terms of the Act and this Agreement, the terms of this Agreement, to the extent permitted by the Act, shall control.

2.2. **Company Name**. The name of the Company is Oakland Pro Soccer LLC. The Company may do business under any fictitious business name agreed by the Board of Managers and registered by the Company.

2.3. **Company Purpose**. The Company's business is to operate a professional soccer team based in the City of Oakland, California (the "**Company's Business**"). The purposes of the Company are: 1) to do all things necessary, suitable, or proper to carry out the Company's Business; and 2) to engage in any lawful activity for which limited liability companies may be organized under the Act and that is approved by the Board of Managers.

3. MEMBERS AND MEMBERSHIP INTERESTS

3.1. **Classes of Membership**. The Members of the Company shall be divided into three classes, to be designated Class A Members, Class C Members, and Class F Members. All Members shall have the same rights and obligations, except as follows:

(a) Each **Class A Member** and each **Class F Member** shall have the right to vote on any matters reserved for the Members pursuant to this Agreement or as otherwise required by the Act.

(b) **Class C Members** do not have any right to appoint or vote for Managers, to vote on any matters reserved for the Members, or to otherwise participate in the governance or control of the Company, except pursuant to Section 5.1(b), or as required by the Act.

(c) The Percentage Interest of a **Class F Member** shall not be decreased by the admission of any new Member and the Company's assignment of a Percentage Interest to the new Member, unless the Class F Member consents in writing to the decrease.

3.2. **Reserved**.

3.3. New Members. A new Member may only be admitted to the Company with the approval of at least 75% of the Managers, on such terms as are agreed between the Board of Managers and the new Member, consistent with this Agreement. Each new Member shall sign and be bound by this Agreement. Pursuant to Section 3.1(c), when the Company admits a new Member and assigns a Percentage Interest to the new Member, the Percentage Interest of Class F Members may not be adjusted downwards without the prior written consent of the Class F Member(s) who would be affected by the change.

3.4. Names, Addresses, and Capital Contributions of Members. Members' names, addresses, Capital Contributions, membership classes, and Percentage Interests in the Company are set forth on Schedule A. Each new Member agrees to make an agreed-upon Capital Contribution simultaneously with the admission of such Person as a Member, unless otherwise agreed by such new Member and the Company. When a new Member is admitted to the Company in accordance with Section 3.3 above, Schedule A shall be updated to reflect the new Member's name, address, Capital Contribution, membership class, Percentage Interest, and other appropriate information, and other Members' Percentage Interests may be adjusted as appropriate. An amendment to Schedule A that is needed to reflect the addition of a new Member, the purchase or sale of Membership Interests by an existing Member, or the dissociation of an existing Member, in each case, pursuant to the terms of this Agreement, may be made by any Manager or officer of the Company, and does not require the consent of the Members.

3.5. Additional Capital Contributions.

(a) No Member may be required to make any Capital Contribution to the Company other than that required under Section 3.4, except upon unanimous agreement of the Members.

(b) All additional Capital Contributions made in accordance with subparagraph (a), above, shall be made in proportion to the Members' Percentage Interests, unless the Members unanimously agree to a different method of determining Capital Contributions. If additional Capital Contributions are made other than on a pro rata basis, the respective Percentage Interests of the Members in the Company shall be adjusted to reflect the total respective Capital Contributions of the Members, unless the Members agree on other specified Percentage Interests, provided that the Percentage Interests of Class F Members may not be decreased, and Schedule A of this Agreement shall be amended accordingly.

3.6. Failure to Make a Capital Contribution.

(a) Pursuant to Section 17704.03 of the Act, if a Member is required to make a Capital Contribution in accordance with this Agreement and fails to make that Capital Contribution by the required date, that Member shall be obligated, at the option of the Company, to contribute cash equal to the value of the part of the Capital Contribution that has not been made.

(b) A Member's obligation to make a Capital Contribution to the Company is not excused by the person's death, disability, or other inability to perform personally.

(c) The obligation of a Member to make a Capital Contribution to the Company may be compromised only by the consent of all the Managers.

(d) If a Member fails to make a required Capital Contribution by the required date, and if the Member does not cure that failure within ten (10) business days after the Company gives written notice of the failure, the Board of Managers may agree on a later date for making the Capital Contribution. The Board of Managers may also add requirements to the delinquent Member's terms of payment, such as a penalty for late payment or interest due to the Company on the unpaid balance. Alternatively, the Board of Managers may, by unanimous vote, decide that the Company will purchase the delinquent Member's membership; provided, that the Board of Managers may exercise this right only after holding a meeting at which the delinquent Member is given an opportunity to be heard on the matter. If, at such meeting, the Board of Managers fails to agree on another course of action, the Company shall purchase the Member's Membership Interest for a price equal to the Member's capital account balance, the terms of Article 9 will apply, and the delinquent Member's status as a Member will terminate when this transaction is complete.

3.7. Member Loans or Services are Not Capital Contributions. Except as specified in Schedule A, services by any Member to the Company shall not be considered Capital Contributions to the Company, and loans by any Member to the Company shall not be treated as Capital Contributions to the Company.

3.8. Capital Account Bookkeeping. The Company shall establish and maintain a separate "Capital Account" for each Member in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv) and Exhibit A of this Agreement.

3.9. Additional Provisions on Capital Contributions.

(a) No interest shall be paid on any Capital Contribution.

(b) No Member has the right to withdraw any part of the Member's Capital Contribution or to demand and receive property of the Company or any distribution as a return of a Capital Contribution, except as may be specifically provided in this Agreement or required by the Act.

(c) In accordance with Section 17707.05 of the Act, upon dissolution and winding up, Members shall be entitled to return of their Capital Contributions as set forth in Section 10.3.

(d) No Member shall be required to pay to any other Member or the Company any deficit or negative balance, which may exist from time to time in such Member's Capital Account (including upon and after dissolution of the Company).

3.10. Non-liability of Members. No Member of the Company shall be personally liable for the Company's expenses, debts, obligations, or liabilities.

3.11. No Member Responsible for Another Member's Commitment. In the event that a Member (or a Member's shareholders, partners, members, owners, or affiliates) has incurred any indebtedness or obligation before the date of this Agreement that relates to or otherwise affects the Company, neither the Company nor any other Member has any liability or responsibility with respect to the indebtedness or obligation unless the indebtedness or obligation is assumed by the Company pursuant to a written instrument signed by all Members. Furthermore, neither the Company nor any Member is responsible or liable for any indebtedness or obligation that is subsequently incurred by any other Member (or a Member's shareholder, partners, members, owners, or affiliates). In the event that a Member (or a Members' shareholders, partners, members, owners, or affiliates; collectively called the "**Liable Member**"), whether before or after the date of this Agreement, incurs (or has incurred) any debt or obligation that neither the Company nor any of the other Members is to have any responsibility or liability for, the Liable Member must indemnify and hold harmless the Company and the other Members from any liability or obligation they may incur in respect of the debt or obligation.

3.12. Tax Representative. Benjamin Nagel or another Member appointed by the Board of Managers from time to time is designated to act as the "partnership representative" of the Company for purposes of the Partnership Audit Rules (the "**Tax Representative**"), shall have all powers and authority granted thereby and shall have the authority to designate an individual to act on its behalf with respect to its role as the partnership representative to the extent such designation is required pursuant to any applicable Treasury Regulations. Each Member expressly consents to such designations and agrees that, upon the reasonable request of the Board of Managers it will execute, acknowledge, deliver, file and record at the appropriate public offices such documents as may be necessary or appropriate to effect such consent. The Tax Representative shall represent the Company (at the Company's expense) in connection with all administrative and/or judicial proceedings by the U.S. Internal Revenue Service or any U.S. taxing authority involving any U.S. tax return of the Company, and may expend the Company's funds for professional services and costs associated therewith. Expenses of administrative proceedings relating to the determination of Company items at the Company level undertaken by the Tax Representative shall be expenses of the Company.

3.13. Additional Tax Matters.

(a) The parties hereto intend that the Company will qualify as a "qualified opportunity zone business" within the meaning of Section 1400Z-2(d)(3) of the Code, and the Company and each Member shall use commercially reasonable efforts to ensure that Company will so qualify.

(b) Each Member shall promptly furnish the Company with any and all tax documentation that may be reasonably requested by the Company in order to comply with any obligation of the Company relating to taxes, including, without limitation, the appropriate information, certification and documentation relating to

such Member as to limit, to the extent possible, the imposition of any withholding tax or other similar taxes, and shall promptly provide written notice to the Company upon any change in the tax or withholding status of such Member.

4. MANAGEMENT

4.1. **Manager-Managed**. Except as set forth in Article 5 or elsewhere in this Agreement, the affairs of the Company shall be managed exclusively by the Board of Managers, and the Members have no authority in their capacity as Members to take any action on behalf of the Company or to bind the Company in any obligation.

4.2. **Managers' Authority**. The Board of Managers is authorized to perform all acts necessary to perfect the organization of this Company and to carry out its business operations expeditiously and efficiently. The Board of Managers may certify to other businesses, financial institutions, and individuals as to the authority of one or more Managers or officers of the Company to transact specific items of business on behalf of the Company.

4.3. **Banking**. The Board of Managers is authorized to set up one or more bank accounts and is authorized to execute any banking resolutions as requested by the institution(s) where the accounts are being set up. All funds of the Company shall be deposited in one or more accounts with one or more recognized financial institutions in the name of the Company.

4.4. **Appointment of Managers**.

(a) Board Size. The size of the Board of Managers shall be determined, and may be modified, by the written consent of the Board of Managers, provided, that the Board of Managers shall consist of no less than 3, and no more than 5, Managers. The Board of Managers shall initially consist of 4 Managers.

(b) Board Appointment.

(i) The Class A Members shall be entitled to appoint half of the Managers of the Board of Managers, rounded down (each such Manager, a "**Class A Manager**"). The Class A Members, by a simple majority Vote of their respective Percentage Interests, may choose, and may modify, any method for appointing (and for removing) the Class A Manager(s). The Initial Class A Managers shall be Steven Aldrich and Barney Schauble.

(ii) The Class F Members shall be entitled to appoint half of the Managers of the Board of Managers, rounded down (each such Manager, a "**Class F Manager**"). The Class F Members, by a simple majority Vote of their respective Percentage Interests, may choose, and may modify, any method for appointing (and for removing) the Class F Manager(s). The initial Class F Managers shall be Edreece Arghandiwal and Benjamin Nagel.

(iii) If the size of the Board of Managers is set at an odd number of Managers, the Class A Manager(s) and the Class F Manager(s) (together, the "**Member-Appointed Managers**") shall appoint one additional Manager

(the "**Independent Manager**"), provided, that if such number later becomes even, the Independent Manager shall be immediately and automatically removed from the Board of Managers. The Independent Manager, if any, shall be appointed, and may be removed, by the majority vote of the Member-Appointed Managers.

(iv) All Managers shall serve until the earlier of their death, resignation, or removal. The Class A Members and the Class F Members may remove and replace, or fill any vacancy caused by the death or resignation of, any of their respective Member-Appointed Managers at any time. In the event of the death or resignation of the Independent Manager, the Member-Appointed Managers shall appoint a replacement pursuant to Section 4.4(b)(iii). All such appointments, removals and resignations are effective when made in writing and delivered to the Company. In the event there are no Class A Members or Class F Members, all of such class' Member-Appointed Managers shall be immediately and automatically removed from the Board of Managers.

(c) Deadlock. In the event of any deadlock with respect to Manager appointments pursuant to Section 4.4(b), the disputing parties shall attempt in good faith to resolve such impasse through non-binding mediation. In the event they are still unable to resolve such impasse within 30 days of the commencement of mediation, they shall undergo binding arbitration in front of a mutually-agreed-upon arbitrator. If they are unable to mutually agree upon an arbitrator, the parties on each side of the dispute shall each select an independent arbitrator, and those arbitrators shall select a third independent arbitrator who shall preside over the arbitration. The decision of such third arbitrator shall be final and binding upon the Members, the Member-Appointed Managers and the Company. The Class A Members shall be responsible for any fees and costs associated with any mediation or arbitration related to the appointment of Class A Managers. The Class F Members shall be responsible for any fees and costs associated with any mediation or arbitration related to the appointment of Class F Managers. The Company shall be responsible for any fees and costs associated with any mediation or arbitration related to the appointment of the Independent Manager.

(d) Amendment. Notwithstanding anything to the contrary herein, the Board of Managers may, upon a unanimous Vote, amend this Section 4.4 without the consent of the Members to (i) increase or decrease the size of the Board of Managers, (ii) reduce or eliminate the rights of the Class A Members or Class F Members to appoint Managers, (iii) increase or decrease the number of Independent Managers, or (d) modify the mechanics for the appointment of the Independent Manager. Notwithstanding anything to the contrary herein, the Class A Members may, upon a unanimous Vote, amend Section 4.4(b)(i) to modify the mechanics for the appointment (and removal) of the Class A Manager(s) and the Class F Members may, upon a unanimous Vote, amend Section 4.4(b)(ii) to modify the mechanics for the appointment (and removal) of the Class F Manager(s).

4.5. Manager Meetings. Managers may discuss Company business informally. Regular meetings of Board of Managers are not required, but may be held at such time and place as the Board of Managers deems necessary or desirable for the reasonable management of the Company. Any Manager may call a meeting of the Board of Managers by giving notice to all other Managers. After such a notice is given, the Managers shall schedule a meeting at a time within the next five business days when all Managers can attend. Managers may attend meetings of the Board of Managers by electronic communication so long as all Managers can clearly communicate with each other at the same time.

4.6. Manager Voting.

(a) Items of business to be decided by the Board of Managers must be approved by a majority of all votes cast by Managers. Notwithstanding the foregoing, if this Agreement or the Act requires a decision on any issue to be made other than as provided in the immediately preceding sentence, then that specific requirement will control.

(b) Each Manager is entitled to one vote.

(c) Managers may cast votes at a meeting by voice or by written ballot, and written ballots may be electronic.

(d) Managers may take action outside of a meeting by a consent in writing stating the action to be taken and signed by all Managers.

4.7. Officers. The Board of Managers is authorized to appoint one or more officers from time to time.

(a) The officers may include a President, a Vice President, a Treasurer and a Secretary. The officers shall exercise such powers and perform such duties as are determined by the Board of Managers from time to time. Unless the Board of Managers otherwise decides, if the title is one commonly used for officers of a business organized under the Act, the assignment of such title shall constitute the delegation to such officer of the authority and duties that are normally associated with that office. The initial President of the Company shall be Steven Aldrich. The initial Vice President of the Company shall be Benjamin Nagel. The initial Treasurer of the Company shall be Benjamin Nagel. The initial Secretary of the Company shall be Steven Aldrich.

(b) The officers, to the extent of their powers set forth in this Agreement or otherwise vested in them by the Board of Managers, are agents of the Company for the purpose of the Company's business, and the actions of the officers taken in accordance with such powers shall bind the Company. Each officer shall be an authorized signatory of the Company.

(c) Each officer shall hold office until such officer's successor is duly elected and qualified, or until the earlier of such officer's death, resignation or removal. Any

individual may hold any number of offices. Any officer may resign at any time and the Board of Managers may remove any officer at any time, with or without cause.

5. MEMBER MEETINGS AND VOTING

5.1. **Members and Voting Rights**. Members shall have the right and power to vote only on matters reserved to the Members by this Agreement or as otherwise required under the Act. Voting shall be in proportion to each Member's Percentage Interests. Unless otherwise stated in this Agreement or as otherwise required under the Act, the affirmative vote of the Members holding a majority of the total of all Percentage Interests in the Company that are held by Members entitled to vote on such matter shall be required to approve or carry an action. Such approval of the Members is required to do any of the following:

(a) Sell, lease, exchange, or otherwise dispose of all, or substantially all, of the Company's property, with or without the goodwill, outside the ordinary course of the Company's activities;

(b) Amend this Agreement or the Articles, provided that if any amendment to this Agreement or the Articles would disproportionately negatively affect any class of Members with respect to any other class of Members, the affirmative vote of the holders of a majority of the Percentage Interest held by such negatively affected class (including Class C Members) shall also be required to approve such amendment;

(c) Approve or ratify any action by any Manager that would be considered a breach of such Manger's duty of loyalty to the Company and the Members, provided, that if such Manager is a Member-Appointed Manager, the Member who appointed such Manager shall not have the right to vote on this issue; or

(d) Undertake any act outside the scope of, and not in furtherance of, the Company's Business.

5.2. **How to Approve a Merger or Conversion**. Notwithstanding anything to the contrary in the above paragraph or any other provision of this Agreement, a merger or conversion under Article 10 of the Act (commencing with Section 17710.01) must be approved by all of the Managers and a majority of the Percentage Interest of each class of Members voting as a class.

5.3. **Member Meetings**. Member meetings are not required and shall be held only when called by the Managers, unless otherwise required by the Act.

5.4. **Notice**. A written notice of all Member meetings setting forth the date, time, location, means of attending the meeting electronically, if any, and the general nature of the business to be transacted, must be sent at least ten (10) days but no more than sixty (60) days before the date of each meeting to each Member entitled to vote at the meeting. No business other than that listed in the notice may be transacted at the meeting unless all Members are present (in person, electronically, or by proxy) and no Member objects to discussing or making decisions on the additional topic(s). Other business may also be transacted if all

Members not present provide a waiver of notice or consent to the holding of the meeting and approve the minutes in writing. A Member may waive notice of a meeting by sending a signed waiver to the Company's principal office or as otherwise provided in the Act.

5.5. **Manner of Voting With or Without a Meeting**. In any instance in which the approval of the Members is required under this Agreement, such approval may be obtained in any manner permitted by the Act, including by conference call or similar communications equipment. Any action which could be taken at a meeting can be approved if a consent in writing, stating the action to be taken, is signed by the holders of the minimum Percentage Interest needed to approve the action.

6. ALLOCATIONS AND DISTRIBUTIONS

6.1. **Allocation of Net Income, Net Loss, or Capital Gain**. Items of income, gain, loss, deduction and credit of the Company shall be allocated among the Members as set forth in Exhibit A attached hereto.

6.2. **Distribution of Available Cash**. The Company shall have the right to make distributions of cash and property to the Members. Only Available Cash may be distributed. The Available Cash of the Company, if any, will be distributed to the Members in accordance with their Percentage Interests. For any calendar quarter, Available Cash need not be distributed to the extent that the cash is required for a reasonable working capital reserve for the Company; the amount of the reasonable working capital reserve is to be determined by the Managers.

6.3. **Tax Distributions**. Prior to, or concurrently with, any distribution to the Members pursuant to Section 6.2, the Board of Managers shall have the right to cause the Company to make a distribution of Available Cash to the Members in an amount intended to enable the Members or its direct or indirect owners to discharge their federal, state and local income tax liabilities arising from the allocations of income or gain (net of prior losses) to the Members pursuant to Section 6.1 (a "**Tax Distribution**"), and the amount distributed to the Members pursuant to Section 6.2 shall be reduced accordingly. The amount of any Tax Distribution shall be calculated based on the maximum combined U.S. federal, state and local tax rate applicable to an individual resident in San Francisco, California on ordinary income and net short term capital gain or on net long term capital gain, as applicable, and taking into account the character (long-term or short-term capital gain or ordinary) of the applicable income tax rate and such other assumptions as the Board of Managers reasonably determines to be appropriate.

6.4. **Tax Withholding.**

(a) Withholding Advances. The amount of any taxes paid by or withheld (directly or indirectly) from receipts of the Company that are attributable to a Member shall be deemed to have been distributed to such Member for all purposes hereunder. To the extent the Company is required by law to withhold or to make tax payments on behalf of or with respect to any Member (e.g., backup withholding) ("**Withholding Advances**"), the Company may withhold such amounts and make such tax

payments as so required. All Withholding Advances made on behalf of a Member, plus interest thereon at a rate equal to the Prime Rate as of the date such Withholding Advances are made plus two percent (2%) per annum, shall (i) be paid on demand by the Member on whose behalf such Withholding Advances were made (it being understood that no such payment shall constitute a Capital Contribution), or (ii) with the consent of the Board of Managers, in its discretion, be repaid by reducing the amount of the current or next succeeding distribution or distributions which would otherwise have been made to such Member or, if such distributions are not sufficient for that purpose, by so reducing the proceeds of liquidation otherwise payable to such Member; provided, that, in lieu of payment under the terms of clause (i) or (ii) of this Section 6.4(a), a Member on whose behalf such Withholding Advances were made may, at its option, repay such Withholding Advance on the date of such Withholding Advance. Whenever repayment of a Withholding Advance by a Member is made as described in clause (ii) above, for all other purposes of this Agreement such Member shall be treated as having received all distributions (whether before or upon termination) unreduced by the amount of such Withholding Advance and interest thereon.

(b) Imputed Underpayments. Notwithstanding any other provision of this Agreement, each Member (or former Member) shall bear its allocable share (as reasonably determined by the Board of Managers) of any Imputed Underpayment Amount as if such Imputed Underpayment Amount was a Withholding Advance. The Board of Managers shall reasonably determine the portion of any Imputed Underpayment Amount that is attributable to each Member. If the Board of Managers determines that any portion of an Imputed Underpayment Amount is attributable to a former Member of the Company, such portion of the Imputed Underpayment Amount shall be treated as a Withholding Advance with respect to both such former Member and such former Member's assignee(s) or transferee(s), as applicable, and the Company may, in its sole discretion, exercise the Company's rights pursuant to this Section 6.4(b) in respect of either or both of such former Member and its assignee(s) or transferee(s). Imputed Underpayment Amounts treated as Withholding Advances also shall include any Imputed Underpayment Amount paid (or payable) by any entity treated as a partnership for U.S. federal income tax purposes in which the Company holds (or has held) a direct or indirect interest, other than through entities treated as corporations for U.S. federal income tax purposes, to the extent that the Company bears the economic burden of such amounts, whether by law or agreement.

(c) ECI Withholding on Transfer. Without limiting the generality of the forgoing, if withholding taxes are imposed pursuant to Section 1446(f)(1) of the Code on any transfer of an interest in the Company and such taxes are borne by the Company, or any taxes are imposed under Section 1446(f)(4) of the Code on any distribution by the Company as a result of a failure of any transferee to withhold any amounts upon the transfer of an interest in the Company, then in each case such taxes, together with any interest, penalties or additions to tax associated therewith, shall be treated as Withholding Advances with respect to both the transferor, the transferee(s) and any subsequent transferee(s) of the relevant interest or portion

thereof, and the Company may, in its sole discretion, exercise the Company's rights pursuant to this Section 6.4 in respect of any or all of such transferor or transferees. As a condition to becoming a Member hereunder, prior to any transfer of an interest in the Company the transferee of such interest shall provide the Board of Managers with such evidence reasonably acceptable to the Board of Managers to determine (together with any information within the possession of the Company, which information shall, in the reasonable discretion of the Board of Managers, be shared with the transferee and transferor of such interest) whether the transferee was required to withhold any amounts pursuant to Section 1446(f) of the Code and, if so, that the appropriately withheld amount has been timely paid over to the applicable taxing authority. If it is later determined that withholding was required pursuant to Section 1446(f) of the Code in respect of any transfer of an interest in the Company, but that such withholding was not made, both the transferee and the transferor of such interest shall provide such information (including, without limitation, the amount of consideration paid for such interest) to the Board of Managers as is reasonably necessary in order to determine the amount of any withholdings the Board of Managers is required to make from any distributions to any Member and the amount that shall constitute a Withholding Advance with respect to any person pursuant to this Section 6.4.

(d) Survival. A Member's obligation to comply with this Section 6.4 shall survive the transfer, assignment or liquidation (in whole or in part) of such Member's interest in the Company.

7. PROTECTION OF TRADE SECRETS

7.1. Each Member and Manager acknowledges that the customer lists, trade secrets, processes, methods, and technical information of the Company and any other matters designated by the Board of Managers are valuable assets. Unless such Person obtains the written consent of all Managers of the Company, each Member and Manager agrees never to disclose to any Person, except as authorized in connection with the Company's Business, any customer list, or any name on that list, or any trade secret, process, or other matter referred to in this paragraph, while a Member or Manager of the Company or at any later time.

8. COMPANY RECORDS AND REPORTS

8.1. Required Books and Records. At its California office, the Company shall maintain in writing, or in any other form capable of being converted into clearly tangible form, the following books and records:

(a) A current list setting forth, in alphabetical order, the full name and last known business or residence address of each Member and of each Transferee, together with the Capital Contributions and the Percentage Interest in profits and losses of each Member and Transferee.

(b) A copy of the Company's Articles, together with any powers of attorney pursuant to which the Articles were executed.

(c) Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six most recent fiscal years.

(d) A copy of this Agreement, and any amendments thereto, together with any powers of attorney pursuant to which this Agreement or any amendments thereto were executed.

(e) Copies of the Company's financial statements, if any, for the six most recent fiscal years.

(f) The books and records of the Company's internal affairs for at least the current and past four fiscal years.

(g) A current list of the full name and business or residence address of each Manager.

8.2. Records and Accounting; Fiscal Year. The books and records of the Company must be kept, and the financial position and the results of its operations recorded, in accordance with the accounting methods elected to be followed by the Company for federal and state income tax purposes. The books and records of the Company must reflect all Company transactions and must be appropriate and adequate for the Company's Business. The fiscal year of the Company for financial reporting and for federal income tax purposes is the calendar year.

8.3. Member Access to Information.

(a) Pursuant to Section 17704.10 of the Act, upon the request of a Member or Transferee, for purposes reasonably related to the interest of that Person as a Member or a Transferee, a Manager shall promptly deliver, in writing, to the Member or Transferee, at the expense of the Company, a copy of the information required to be maintained by Sections 17701.13(d)(1), (2) and (4) of the Act, and this Agreement and any amendments thereto.

(b) Each Member, Manager, and Transferee has the right, upon reasonable request, for purposes reasonably related to the interest of that Person as a Member, Manager, or Transferee, to each of the following:

- To inspect and copy during normal business hours any of the records required to be maintained pursuant to Section 17701.13 of the Act; and

- To obtain in writing from the Company, promptly after becoming available, a copy of its federal, state, and local income tax returns for each year.

8.4. Tax Reporting. The Company shall provide to the Members, within ninety (90) days after the end of each taxable year or as soon thereafter as is reasonably practical, the Company's Internal Revenue Service Form 1065 and such Members' Schedule K-1 for such taxable year, and such other information as may be necessary for the preparation of the Members' United States federal, state, and local income tax and information returns.

9. MEMBER'S DISSOCIATION, TRANSFER PROVISIONS

9.1. Voluntary Termination of Membership And Sale of Membership to Company. A Member may withdraw from the Company at any time by giving notice of the withdrawal to the Board of Managers. Upon any such notice of withdrawal, and in the event of any dissociation in violation of this Agreement pursuant to Section 9.4, the withdrawing/dissociating Member shall be deemed to have offered to sell such Member's Membership Interest to the Company for a price equal to such Member's capital account balance. The Company may, but has no obligation to, purchase all or part of such Membership Interest. If the Company does not exercise its right to purchase the entire Membership Interest within 30 days after the notice of withdrawal, the withdrawing/dissociating Member shall offer the remaining portion of their Membership Interest to the other Members, and the provisions of Section 9.6 shall apply.

9.2. Involuntary Termination of Membership.

(a) **Death of a Member**. Upon the death of a Member, that Member will be deemed a Transferee.

(b) **Termination for Cause**. A Member's membership may be terminated for cause by a unanimous vote of all of the Managers under any of the following circumstances:

(i) The Member fails to comply with this Agreement, any Company policy, or any other agreement with the Company, and fails to correct the issue within 30 days after receiving written notice of the issue;

(ii) The Member has engaged in conduct that it knows is materially adverse to the Company's Business or activities;

(iii) The Member (or, if applicable, such Member's Member-Appointed Manager) has breached such Person's duty of loyalty to the Company; or

(iv) As to any Member who has a right to appoint a Manager, the Member becomes a debtor in Bankruptcy.

A termination for cause is a wrongful dissociation.

9.3. Effect of Dissociation. When a Person is dissociated as a Member of the Company, the Manager appointed by that Member, if any, shall immediately be removed, and the dissociated Member shall no longer have the right to appoint any Manager. Upon dissociation, any economic interest in the Company owned by the dissociated Member immediately before dissociation shall be owned by such Person solely as a Transferee. A Person's dissociation as a Member of the Company does not of itself discharge the Person from any debt, obligation, or other liability to the Company or the other Members that the Person incurred while a Member. The Company shall have no obligation to purchase a dissociated Member's economic interest in the Company, nor shall the Company be

obligated to return any part of the Member's Capital Contributions before the dissolution of the Company, and only then pursuant Article 10.

9.4. **Liability for Wrongful Dissociation**. A Person that dissociates in violation of this Agreement (which includes any wrongful dissociation pursuant to Section 9.2) is liable to the Company and to the other Members for any damages caused by the dissociation. The liability is in addition to any other debt, obligation, or other liability of the Member to the Company or the other Members.

9.5. **Restrictions on Transfer**. A Member shall not transfer any part of such Person's Membership Interest to someone not already a Member unless all Managers first approve the proposed Transferee in writing. No Member may encumber a part or all of their Membership Interest by mortgage, pledge, granting of a security interest, lien, or otherwise, unless the encumbrance has first been approved in writing by all Managers.

9.6. **Right of First Offer**. Before a Member may offer any part of their Membership Interest to a third party, the Member must give written notice to the Company of the Member's offer to sell part or all of the Member's Membership Interest to the Company, which offer will include the proposed price of the Membership Interest. If the Company does not accept the offer in writing within 30 days, the Member must make the offer to all other Members. The other Members, pro rata, in accordance with their Percentage Interests in the Company, shall have the option for a period of 30 days to purchase the Membership Interest. Any exercise of such option shall be in writing, and payment for the Membership Interest being purchased shall be due fifteen (15) days after the date of the writing exercising the option to purchase. If all Members do not elect to exercise such option, then the Members electing to purchase shall have the right, pro rata, in accordance with their prior Percentage Interests, to purchase the additional Membership Interest in the Company available for purchase. Any part of a Member's Membership Interest not purchased by the Company or the Members may be transferred to a third party, subject to the terms of this Agreement. If, the Member does not sell all of the Member's Membership Interest to a third party within one hundred eighty (180) days after the Members' right to first refusal has lapsed, the provisions of this Section 9.6 shall once again apply.

9.7. **Exception to Right of First Offer**. Notwithstanding anything to the contrary in Sections 9.5 and 9.6, a Member may transfer part or all of the Member's Membership Interest to any trust for the benefit of the Member and for which the Member acts as trustee, without obtaining the approval of the Board of Managers, and without first offering the Membership Interest to the Company or the other Members, and such trust shall be immediately and automatically admitted as a Member of the Company with respect to the transferred Membership Interest.

9.8. **Transfer of Transferable Interests**.

(a) A Transferable Interest is personal property. The Company is authorized, but is not required, to issue certificates of interest in the Company to serve as evidence of Transferable Interests. The certificates, if issued, will be consecutively numbered

and signed by one or more officers of the Company. Each certificate will include the following minimum information:

- the name of the Company;
- the name of the holder of the Transferable Interest;
- the amount of the Transferable Interest represented by the certificate; and
- a prominent legend in substantially the following form:

- "THE SECURITIES REPRESENTED BY THIS CERTIFICATE (THE "SECURITIES") HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND THE COMPANY HAS NO OBLIGATION TO REGISTER THE SECURITIES UNDER THE SECURITIES ACT IN THE FUTURE. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED, SOLD, PLEDGED, EXCHANGED, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT IN COMPLIANCE WITH THE SECURITIES ACT."

  "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER AND MAY NOT BE SOLD, EXCHANGED, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF EXCEPT IN ACCORDANCE WITH AND SUBJECT TO ALL THE TERMS AND CONDITIONS OF THE COMPANY'S SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME, A COPY OF WHICH THE COMPANY WILL FURNISH TO THE HOLDER OF THIS CERTIFICATE UPON REQUEST AND WITHOUT CHARGE. THE HOLDER OF THIS CERTIFICATE MUST BE PREPARED TO BEAR THE ECONOMIC RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME"

9.9. Rights of Transferees.

(a) Subject to provisions regarding death of a Member, a transfer does not entitle the Transferee to participate in the management or conduct of the activities of the Company, or, except upon dissolution, to have access to records or other information concerning the activities of the Company.

(b) A Transferee may become a Member pursuant to the terms of Section 3.3.

(c) Pursuant to Section 17705.02 of the Act, a Transferee has the right to receive, in accordance with the transfer, distributions to which the transferor would otherwise be entitled.

(d) Upon dissolution and winding up of the Company, a Transferee is entitled to an account of the Company's transactions only from the date of dissolution.

(e) The Company need not give effect to a Transferee's rights until the Company has notice of the transfer. A transfer of a Transferable Interest in violation of this Agreement is void.

(f) Notwithstanding anything to the contrary in this Section 9.9, the pledge or granting of a security interest, lien, or other encumbrance in or against any or all of the Transferable Interest of a transferor shall not cause the transferor to cease to be a Member or grant to the Transferee or to anyone else the power to exercise any rights or powers of a Member, including the right to receive distributions to which the Member is entitled.

9.10. Rights of Transferors.

(a) A transfer of part or all of a Member's Transferable Interest does not by itself cause a dissolution and winding up of the Company's activities. Except for transfers described in Section 9.9, notwithstanding anything in Section 17705.02 of the Act to the contrary, when a Member transfers a Transferable Interest (i) the transferor loses all rights as a Member with respect to the transferred Transferable Interest, and (ii) unless and until such transferee becomes a Member of the Company, the transferor retains all obligations and liabilities as a Member with respect to the transferred Transferable Interest.

(b) When a Member transfers a Transferable Interest to a Person that becomes a Member with respect to the transferred interest, the Transferee is liable for the Member's obligations for Capital Contributions under Section 17704.03 of the Act and liability for wrongful distributions under Section 17704.06(c) of the Act known to the Transferee when the Transferee becomes a Member.

10. DISSOLUTION AND WINDING UP OF THE COMPANY

10.1. Dissolution. The Company shall be dissolved upon the first to occur of the following events:

(a) The unanimous vote of all of the Managers and the affirmative vote of a majority in interest of the Members to dissolve the Company;

(b) Entry of a decree of judicial dissolution under Section 17707.01 of the Act;

(c) The sale or transfer of all or substantially all of the Company's assets;

(d) A merger or consolidation of the Company with one or more entities in which the Company is not the surviving entity; or

(e) At any time there are no Members, provided that, the Company is not dissolved and is not required to be wound up if, within 180 days after the occurrence of the event that terminated the continued membership of the last remaining Member, the legal representative of the last remaining Member agrees in writing to continue the Company and to the admission of the legal representative of such Member or its assignee to the Company as a Member, effective as of the occurrence of the event that terminated the continued membership of the last remaining Member.

10.2. No Automatic Dissolution Upon Certain Events. Neither the death, incapacity, disassociation, Bankruptcy, or withdrawal of a Member shall automatically cause a dissolution of the Company.

10.3. Distribution Upon Dissolution. Upon dissolution of the Company, the Company's assets shall be liquidated, and payments shall be made in the following order of priority:

(a) After payment or provision for payment of the Company's creditors (which may include Members), the Company shall pay to Members the balance of each Member's Capital Account. If the Company's assets are not sufficient to pay all Capital Account balances in full, then the Company shall pay all Members in proportion to the total balance they would have received under this paragraph if funds were sufficient.

(b) Thereafter, the Company shall distribute the remaining assets to the Members in accordance with their Percentage Interests.

10.4. Termination. The Company shall terminate when all property owned by the Company shall have been disposed of, all liabilities to creditors paid or arranged to be paid, and all remaining assets disposed of or distributed as provided in Section 10.3 of this Agreement. Upon such termination, the Company shall execute and file a certificate of cancellation of the Company and any and all other documents necessary in connection with the termination of the Company.

11. INDEMNIFICATION

11.1. Indemnification. Subject to the provisions of this Article 11, the Company has the power to defend, indemnify, and hold harmless any Person who was or is a party, or who is threatened to be made a party, to any Proceeding (defined below) by reason of the fact that such Person was or is a Member, Manager, officer, employee, representative, or agent of the Company, or was or is serving at the request of the Company as a director, officer, employee, representative, or agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise (each such Person is referred to as a "**Company Agent**"), against expenses, judgments, fines, settlements, and other amounts to the maximum extent now or later permitted under California law. "**Proceeding**" as used in this Article 11 means any threatened, pending, or completed action, proceeding, individual claim or matter within a proceeding, whether civil, criminal, administrative, or investigative. "**Expenses**" as used in this Article 11 includes court costs, reasonable

attorney and expert fees, and any expenses incurred relating to establishing a right to indemnification, if any, under this Article 11.

11.2. **Voluntary Indemnification**. When indemnification is not required by California law, the Company may indemnify a Company Agent in connection with a Proceeding only after a determination by all of the disinterested Managers that the Company Agent acted in good faith and in a manner the Company Agent reasonably believed was in or not opposed to the Company's best interests.

11.3. **Mandatory Indemnification**. The Company must defend, indemnify, and hold harmless a Company Agent in connection with a Proceeding to the extent required by California law.

11.4. **Expenses Paid by the Company Prior to Final Disposition**. Expenses of each Company Agent indemnified or held harmless under this Agreement that are actually and reasonably incurred in connection with the defense or settlement of a Proceeding may be paid by the Company in advance of the final disposition of a Proceeding if authorized by the Managers after the Managers have discussed the issue and agreed to the payment(s) outside the presence of the Company Agent in question. Before the Company makes any such payment, the Company Agent seeking indemnification must deliver a written notice to the Company stating that such Company Agent will repay the applicable Expenses to the Company unless it is ultimately determined that the Company Agent will be indemnified or held harmless by the Company.

12. MISCELLANEOUS PROVISIONS

12.1. **Amendment**. Except as otherwise provided herein, this Agreement may only be modified or amended after a Vote approving the change in accordance with Article 5.

12.2. **Severability**. If any provision of this Agreement is held to be unenforceable by a court of competent jurisdiction, then, to the extent possible, the unenforceable provision will be deemed modified to one that is valid and that most closely approximates the intent of the parties, as evidenced by this Agreement. The other provisions of this Agreement will remain in effect.

12.3. **Counterparts**. This Agreement may be executed (signed) in any number of counterparts (identical copies), each of which shall be considered an original, with the same effect as if all of the Members had signed the same copy. All counterparts will be construed together and will constitute one agreement.

12.4. **Governing Law**. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of California or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of California.

12.5. **WAIVER OF JURY TRIAL; VENUE**.

(a) EACH PARTY TO THIS AGREEMENT HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT AND THE OTHER DOCUMENTS CONTEMPLATED TO BE DELIVERED IN CONNECTION WITH THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT, THE OTHER DOCUMENTS CONTEMPLATED TO BE DELIVERED IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY HERETO HEREBY AGREES THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE AGREEMENT AND CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

(b) EACH OF THE PARTIES TO THIS AGREEMENT HERBY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE CALIFORNIA STATE COURTS, ALAMEDA COUNTY AND THE UNITED STATES DISTRICT COURT, NORTHERN DISTRICT, ALAMEDA COUNTY. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY OBJECTION BASED ON FORM NON CONVENIENS AND ANY OBJECTION TO VENUE OF ANY ACTION INSTITUTED HEREUNDER AND COVENANTS NOT TO RAISE CONVENIENCE OR VENUE AS GROUNDS TO CHALLENGE ANY ACTION OR PROCEEDING BROUGHT PURSUANT TO THIS AGREEMENT.

12.6. Interpretation. The headings and captions used in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine, or neuter forms, and the singular form of nouns, pronouns, and verbs shall include the plural and vice versa. The use of the word "including" herein (and words of similar import) shall mean "including without limitation." Reference to any agreement, document, or instrument means such agreement, document, or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and, if applicable, hereof. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof or rule of strict construction shall arise favoring or disfavoring any party or third party beneficiary by virtue of the authorship of any of the provisions of this Agreement.

12.7. Entire Agreement. This Agreement along with the Articles constitute the entire agreement among the Members and replace and supersede all prior written agreements and

any and all prior or contemporaneous oral agreements with respect to the subject matter of this Agreement, except as otherwise required by the Act.

12.8. Binding Effect. Subject to the provisions of this Agreement relating to transferability, this Agreement is binding on and inures to the benefit of the Members, and their respective distributees, successors, and permitted assigns.

12.9. Tax Consequences. Members acknowledge that the tax consequences of each Member's investment in the Company depends on each Member's particular financial circumstances. Each Member will rely solely on the Member's financial advisors and not the Company. The Company makes no warranties as to the tax benefits that the Members receive or will receive as a result of the Member's investment in the Company.

12.10. Notices. Any notice to be given to the Company or any party to this Agreement in connection with this Agreement must be in writing and is deemed to have been given and received when delivered to the address specified by the party to receive the notice. Notices must be given to each Member at the address specified in Schedule A. Any Member or the Company, at any time, may designate any other address to which notice will be given by giving written notice to the other Members and the Company 7 days before the date of delivery of the notice.

12.11. Title to Company Property. Legal title to all property of the Company must be held and conveyed in the name of the Company.

~ Signature Page Follows ~

IN WITNESS WHEREOF, the parties hereto have executed or caused to be executed on their behalf this Agreement on the date first written above.

MEMBERS

OAKLAND SOCCER OPPORTUNITY FUND LLC,
a Delaware limited liability company

By: *Founder Signature*
Name: Steven Aldrich
Its: Manager

IN WITNESS WHEREOF, the parties hereto have executed or caused to be executed on their behalf this Agreement on the date first written above.

MEMBERS

____
Benjamin Nagel

____
Edreece Arghandiwal

____
Michael Geddes

____
Benjamin Aziz

____
Matthew Wolff

____
Steven Aldrich

THE RAPELYE ALDEN TRUST

By:______________________________
Name: Barney Schauble
Its: Trustee

CHRISTOPHER AND TRUDI SEIWALD REVOCABLE TRUST OF 2000

By:______________________________
Name: Christopher Seiwald
Its: Trustee

SCHEDULE A

(Omitted)

EXHIBIT A

TAX ALLOCATIONS ADDENDUM

Purpose. This Tax Allocations Addendum is attached to, and constitutes a part of, the Second Amended and Restated Operating Agreement of Oakland Pro Soccer LLC (the "Company"), as it may be amended from time to time (the "Agreement"), for the purpose of setting forth the rules governing the maintenance of the Capital Accounts required to be maintained for each Member under the Agreement, the rules governing the allocation of the Company's Net Income and Net Losses, items of income, gain, loss and deduction, and taxable income, gain, loss, deduction, and credit, and certain other tax matters. This Exhibit A is to be construed and applied to the extent practicable in a manner consistent with the Members' agreement with respect to Company distributions as set forth in Article 6 of the Agreement.

Certain Definitions. Certain Definitions. Unless otherwise provided in this Addendum, all capitalized terms used in this Addendum shall have the meanings assigned to them in other provisions of the Agreement. In addition, the following terms shall have the meanings indicated:

(a) "Addendum" means this Exhibit A, as it may be amended from time to time.

(b) "Adjusted Basis" means the basis for determining gain or loss for federal income tax purposes from the sale or other disposition of property, as defined in Section 1011 of the Code.

(c) "Adjusted Capital Account Balance" means, with respect to any Member, the balance in such Member's Capital Account as of the end of the relevant Fiscal Year, after:

(i) crediting to such Capital Account any amounts that such Member is obligated to restore to the Company pursuant to any provision of the Agreement or otherwise or is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and (i)(5); and

(ii) debiting from such Capital Account the items described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5), and (6).

The foregoing definition of Adjusted Capital Account Balance is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d) "Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Adjusted Capital Account Balance as of the end of the relevant Fiscal Year.

(e) "Carrying Value" means, with respect to any asset, the asset's Adjusted Basis, except as follows:

the initial Carrying Value of any asset contributed (or deemed contributed) to the Company shall be such asset's fair market value at the time of such contribution;

(i) the Carrying Values of all Company assets shall be adjusted to equal their respective gross fair market values (taking Code Section 7701(g) into account) as of the following times: (A) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a *de minimis* Capital Contribution; (B) the distribution by the Company to a Member of more than a *de minimis* amount of Company property (including cash) as consideration for an interest in the Company; (C) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); (D) the grant of an interest in the Company (other than a *de minimis* interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity, or by a new Member acting in a Member capacity or in anticipation of becoming a Member; and (E) the occurrence of any other event with respect to which a revaluation of Company assets is permitted under Treasury Regulations Section 1.704-1(b)(2)(iv)(f); provided, however, that an adjustment described in clauses (A), (B), (D) or (E) of this paragraph shall be made only if the Board of Managers, reasonably determines that such adjustment is necessary to reflect the relative economic interests of the Members in the Company;

(ii) the Carrying Value of any Company asset distributed to any Member shall be equal to the gross fair market value of such asset on the date of distribution;

(iii) the Carrying Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treas. Reg. § 1.704-1(b)(2)(iv)(*m*) and subparagraph (vi) of the definition of "Net Income" and "Net Losses"; provided, however, that Carrying Values shall not be adjusted pursuant to this subparagraph (iv) to the extent that an adjustment pursuant to subparagraph (ii) is required in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (iv); and

(iv) if the Carrying Value of an asset has been determined or adjusted pursuant to subparagraphs (i), (ii), or (iv), such Carrying Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset, for purposes of computing Profits and Losses.

(f) "Depreciation" means, or each Fiscal Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such Fiscal Year, except that if the Carrying Value of an asset differs from its Adjusted Basis at the beginning of such Fiscal Year, Depreciation shall be the

amount of book basis recovered for such Fiscal Year under the rules prescribed by Treas. Reg. § 1.704-3(d)(2), if such difference is being eliminated by use of the "remedial method" as defined by Treas. Reg. § 1.704-3(d), and otherwise shall be determined in the manner described in Treas. Reg. § 1.704-1(b)(2)(iv)(g)(3).

(g) "Fiscal Year" means, the fiscal year of the Company as determined by the Board of Managers. For purposes of this Addendum, "Fiscal Year" also means any portion of a Fiscal Year for which the Company is required to allocate Net Income, Net Losses and other items of Company income, gain, loss or deduction pursuant to this Addendum.

(h) "Net Income" and "Net Losses" mean, for a period as determined for federal income tax purposes, the taxable income or taxable loss, respectively, computed in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be separately stated pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(i) in the event the Carrying Value of any Company asset is adjusted pursuant to subparagraphs (ii) or (iii) of the definition of "Carrying Value," the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Carrying Value of the asset) or an item of loss (if the adjustment decreases the Carrying Value of the asset) from the disposition of such asset and shall be taken into account for purposes of computing Net Income or Net Losses;

(ii) tax-exempt income of the Company shall be treated, for purposes of this definition only, as gross income;

(iii) expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as such expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i) shall be treated, for purposes of this definition only, as deductible expenses;

(iv) to the extent an adjustment to the adjusted tax basis of any item of property pursuant to Code Section 734(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of distribution other than in liquidation of a Member's interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the item of property) or loss (if the adjustment decreases such basis) from the disposition of such item of property and shall be taken into account for purposes of computing Net Income or Net Losses;

(v) gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Carrying Value of the property disposed of, rather than

its Adjusted Basis, and in lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year; and

(vi) notwithstanding any other provision of this definition, any items that are specially allocated pursuant to Section 4.2 of this Addendum shall not be taken into account in computing Net Income or Net Losses.

The amount of items of Company income, gain, loss or deduction available to be specially allocated pursuant to Section 4.2 of this Addendum hall be determined by applying rules analogous to those set forth above.

(i) "Nonrecourse Deduction" means a deduction of the Company described in Treasury Regulations Sections 1.704-2(c) and (j)(1)(ii).

3. **Maintenance of Capital Accounts**.

3.1. The Company shall maintain a Capital Account for each Member in accordance with the rules set forth in Treasury Regulations Sections 1.704-1(b)(2)(iv) and 1.7042. Consistent with such Treasury Regulations, the Capital Account of each Member shall be credited with:

(a) the amount of cash and the Carrying Value of any property contributed to the Company by such Member;

(b) all Net Income and any specially allocated items of income and gain of the Company allocated to such Member pursuant to Section 4 of this Addendum;

(c) the amount of any Company liabilities assumed by such Member or which are secured by any property distributed to such Member; and

(d) any other items required to be credited for proper maintenance of capital accounts by the Treasury Regulations under Code Section 704(b);

and shall be debited with the sum of:

(e) all Net Losses and any specially allocated items of loss or deduction of the Company allocated to such Member pursuant to Section 4 of this Addendum;

(f) all cash and the Carrying Value of any property distributed by the Company to such Member pursuant to any provision of Article 4 of the Agreement;

(g) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company; and

(h) any other items required to be debited for proper maintenance of capital accounts by the Treasury Regulations under Code Section 704(b).

3.2. A Member shall be considered to have only one Capital Account. Any transferee of an interest in the Company shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

3.3. In determining the amount of any Company liability for purposes of Section 3.1 of this Addendum, there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Treasury Regulations.

3.4. The Board of Managers may make such assumptions or special allocations as it deems necessary or appropriate in applying this Section 3 of this Addendum in a manner that causes the Members' final Capital Accounts to be consistent with the intended economic arrangement of the Members reflected in Section 6.2 of the Agreement.

3.5. Net Income, Net Losses and any other items of income, gain, loss or deduction will be allocated to the Members pursuant to Section 4 of this Addendum as of the last day of each Fiscal Year; provided that Net Income, Net Losses and such other items shall also be allocated at such times as the Carrying Values of Company assets are adjusted pursuant to subparagraph (ii) of the definition of "Carrying Value," using the "interim closing of the books" method as set forth in Treasury Regulations Section 1.706-1(c) and in accordance with Proposed Regulations Section 1.706-4(c).

4. **Allocations**.

After giving effect to the special allocations set forth in Section 4.2 below, and subject to any limitations contained therein, Net Income and Net Losses and, to the extent necessary, individual items of income, gain, loss or deduction of the Company for each Fiscal Year (or applicable portion thereof) shall be allocated among the Members in a manner such that sum of (i) the Capital Account of each Member, (ii) such Member's share of "partnership minimum gain" (as defined in Treasury Regulation Section 1.704-2(d)), and (iii) such Member's partner nonrecourse debt minimum gain (as determined under Treasury Regulation Section 1.704-2(i)(3)), immediately after making such allocation, is, as nearly as possible, equal (proportionately) to the distribution that would be made to such Member if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Gross Asset Value, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the Gross Asset Value of the assets securing such liability), and the net assets of the Company were distributed in accordance with Section 6.2 of the Agreement to the Members immediately after making such allocation.

Special Allocation Rules. The following allocation rules shall apply notwithstanding Section 4.1 of this Addendum, and Section 4.1 of this Addendum shall be applied only after giving effect to the following rules, which shall be applied in the order set forth below.

(a) Minimum Gain Chargeback. If there is a net decrease in "partnership minimum gain" (within the meaning of Treasury Regulations Section 1.704-2(d)) for a Fiscal Year, there shall be allocated to each Member items of income and gain for such Fiscal Year (and, if necessary, for subsequent Fiscal Years) equal to that Member's share of the net decrease in partnership minimum gain (within the meaning of Treasury Regulations Section 1.704-2(g)(2)), subject to the exceptions set forth in

Treasury Regulations Section 1.704-2(f)(2), (3) and (5). If the application of this minimum gain chargeback requirement would cause a distortion in the economic arrangement among the Members, the Company shall request a waiver of the requirement pursuant to Treasury Regulations Section 1.704-2(f)(4). This provision is intended to be a "minimum gain chargeback" provision as described in Treasury Regulations Section 1.704-2(f) and shall be interpreted and applied in accordance with such section.

(b) Member Minimum Gain Chargeback. If there is a net decrease in "partner nonrecourse debt minimum gain" (within the meaning of Treasury Regulations Section 1.704-2(i)(3)) for a Fiscal Year, then there shall be allocated to each Member with a share of such "partner nonrecourse debt minimum gain" (determined in accordance with Treasury Regulations Section 1.704-2(i)(5)) as of the beginning of the Fiscal Year items of income and gain for such Fiscal Year (and, if necessary, for subsequent Fiscal Years) equal to that Member's share of the net decrease in partner nonrecourse debt minimum gain, subject to the exceptions set forth in Treasury Regulations Section 1.704-2(i)(4). If the application of this minimum gain chargeback requirement would cause a distortion in the economic arrangement among the Members, the Company shall request a waiver of the requirement pursuant to Treasury Regulations Sections 1.704-2(f)(4) and 1.704-2(i)(4). This provision is intended to be a "chargeback of partner nonrecourse debt minimum gain" provision as described in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted and applied in accordance with such section.

(c) Qualified Income Offset. In the event a Member receives with respect to a Fiscal Year an adjustment, allocation, or distribution described in subparagraphs (4), (5), or (6) of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) that causes or increases such Member's Adjusted Capital Account Deficit, such Member shall be specially allocated for such Fiscal Year (and, if necessary, in subsequent Fiscal Years) items of income and gain in an amount and manner sufficient to eliminate, to the extent required by Treasury Regulations Section 1.704-1(b), such Adjusted Capital Account Deficit as promptly as possible. An allocation pursuant to this Section 4.2(c) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Section 4.2 have been tentatively made as if this Section 4.2(c) were not in this Addendum. It is the intent of the Members that this Section 4.2(c) constitute a "qualified income offset" provision under Treasury Regulations Section 1.7041(b)(2)(ii)(d)(3), and shall be interpreted consistently therewith.

(d) Gross Income Allocation. In the event that any Member has an Adjusted Capital Account Deficit at the end of any Fiscal Year, each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided, however, that an allocation pursuant to this Section 4.2(d) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit in excess of such sum after all other allocations provided for in this Section 4.2 have been tentatively made as if Section 4.2(c) and this Section 4.2(d) were not in this Addendum. It is the intent of the Members that

this Section 4.2(d) constitute a "gross income allocation" and be interpreted to effectuate such intent.

(e) Nonrecourse Deductions. Nonrecourse Deductions for a Fiscal Year shall be allocated to the Members in accordance with Treasury Regulations Section 1.704-2(e)(2). With respect to a liability (or portion thereof) of the Company that is considered nonrecourse for purposes of Treasury Regulations Section 1.1001-2 but with respect to which a Member bears (or is deemed to bear) the economic risk of loss under Treasury Regulations Section 1.752-2, deductions associated with such liability (and the recapture or other reversal of such deductions) shall be allocated in accordance with Treasury Regulations Section 1.704-2(i) and (j).

(f) Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset, pursuant to Code Section 734(b) or 743(b), is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution to a Member in complete liquidation of such Member's Company Interest, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Members to whom such distribution was made in the event Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(4) applies.

(g) Deduction Recharacterization. In the event that any fees, interest, or other amounts paid to a Member or affiliate of a Member pursuant to the Agreement, or any agreement between the Company and the Member or affiliate providing for the payment of such amounts, and deducted by the Company, whether in reliance on Sections 162, 163, 707(a), and/or 707(c) of the Code or otherwise, on its federal income tax return for the Fiscal Year in or with respect to which such amounts are claimed, are disallowed as deductions to the Company and are treated as Company distributions, then:

(1) the Net Income or Net Losses, as the case may be, for the Fiscal Year in or with respect to which such deduction was claimed shall be increased or decreased, as the case may be, by the amount of such deduction that is so disallowed and treated as a Company distribution; and

(2) there shall be allocated to the Member who received (or whose affiliate received) such payments, prior to the allocations pursuant to Section 4.1 or Section 4.2 of this Addendum, an amount of gross income of the Company for the Fiscal Year in or with respect to which such claimed deduction was disallowed equal to the amount of such deduction that is so disallowed and treated as a Company distribution.

(h) Loss Limitation. No Net Losses or Company deductions for any Fiscal Year shall be allocated to any Member to the extent such allocation would cause or increase an Adjusted Capital Account Deficit. In the event some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of losses, the limitation set forth in this Section 4.2(h) shall be applied on a Member-by-Member basis so as to allocate the maximum permissible losses to each Member under Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

(i) Regulatory Allocations. The allocations set forth in subparagraphs (a) through (f) and (h) above (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, the Regulatory Allocations will be offset with special allocations of other items of Company income, gain, loss, or deduction pursuant to this subparagraph (i) in the first subsequent Fiscal Year in which such items are available, provided, however, that the offsetting allocations made pursuant to this subparagraph (i) shall be made solely with items having the same tax character as the tax character of the Regulatory Allocations being offset, unless the Board of Managers, determines that there is more than a remote risk that delaying the making of such offsetting allocations to a later Fiscal Year in order to satisfy this "same character" requirement could result in the Company having an insufficient amount of items (of any character) to effect such offsetting allocations. Therefore, notwithstanding any other provision of this Section 4 (other than the Regulatory Allocations) and subject to the proviso in the immediately preceding sentence, the Board of Managers, shall make such offsetting special allocations of Company income, gain, loss, or deduction in whatever manner it determines appropriate so that, after the offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of this Agreement and all Company items were allocated pursuant to Section 4.1and Section 4.2(other than the Regulatory Allocations). In exercising its discretion under this subparagraph (i), the Managing Member shall take into account future Regulatory Allocations under subparagraphs (a) and (b) that, although not yet made, are likely to offset other Regulatory Allocations previously made under subparagraph (e).

5. **Tax Allocations**.

Section 704(c) Allocations. For federal income and applicable state tax purposes, all items of taxable income, gain, loss and deduction of the Company shall be allocated to the Members in the same manner as are Net Income, Net Losses and items of income, gain, loss and deduction pursuant to Section 4 of this Addendum, and items of credit and credit recapture shall be allocated to the Members in accordance with the Members' interests in the Company as of the time the tax credit or credit recapture arises, as provided in Treasury Regulations Section 1.704-1(b)(4)(ii); provided, however, that the character of any income recognized pursuant to Section 1245 or 1250 of the Code and any investment credit recapture recognized pursuant to Section 47 of the Code shall be allocated among the Members in the same proportions as the cost recovery deductions and investment credits giving rise to such income or recapture were allocated among such members

and their respective predecessors in interest; and provided further, that if the Carrying Value of any Company asset differs from its Adjusted Basis, then items of taxable income, gain, loss and deduction shall be allocated among the Members in a manner, as determined by the Board of Managers, that takes account of both the amount and character of such difference and that is consistent with Section 704(c) of the Code and the Treasury Regulations thereunder and Treasury Regulations Sections 1.704-1(b)(2)(iv)(f), (b)(2)(iv)(g) and (b)(4)(i).

Section 754 Adjustments. In making the tax allocations provided for in Section 5.1 of this Addendum, appropriate adjustments shall be made as necessary to take into account the effects of any election pursuant to Section 754 of the Code.

Members' Varying Interests. In the event of any changes in any Member's Interest during the Fiscal Year, then for purposes of this Addendum, Net Income, Net Losses, and any other items of income, gain, loss, or deduction shall be determined and allocated by an interim closing of the Company's books method which satisfies Code Section 706(d) and in accordance with Treasury Regulations Section 1.706-4, unless the Board of Managers, selects another method of determining the varying interests of the Members during the Fiscal Year which satisfies Code Section 706(d).

Compliance with Section 704(b). The provisions in this Addendum and the Agreement pertaining to allocations and adjustments of the Capital Accounts are intended to comply with Code Section 704(b) and the Treasury Regulations thereunder. The Board of Managers, shall make appropriate modifications when needed to comply with this Code section or the Treasury Regulations thereunder.

JOINDER AGREEMENT
TO JOINT ACTION BY WRITTEN CONSENT
OF THE SOLE MANAGER AND ALL THE MEMBERS
OF OAKLAND PRO SOCCER OPPORTUNITY FUND LLC

[EFFECTIVE DATE]

This Joinder Agreement (this "Agreement") to JOINT ACTION BY WRITTEN CONSENT OF THE MEMBERS AND THE BOARD OF MANAGERS OF OAKLAND PRO SOCCER LLC (the "Company"), dated as of February 15, 2022 (the "Consent") and attached hereto as Exhibit A, is executed and delivered as of the date first set forth above by [ENTITY NAME] (the "Investor"). All capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Consent.

WHEREAS, Investor desires to purchase certain Investor Units (as defined in the Subscription Agreement) pursuant to the Subscription Agreement, of even date herewith, by and between the Company and Investor;

WHEREAS, in connection with the purchase of the Investor Units, Investor must, among other things, become a party to certain portions the Consent;

WHEREAS, certain actions approved by the Consent have been completed in their entirety and do not require the Investor's approval; and

WHEREAS, Investor is not joining those portions of the Consent completed in their entirety and not requiring the Investor's approval, and such portions are omitted from this Agreement, as reflected on Exhibit A.

NOW, THEREFORE, in consideration of the premises, the mutual covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

By executing and delivering this Agreement to the Company, Investor hereby agrees to become a party to, to be bound by, and to comply with the applicable provisions of the Consent in the same manner or capacity as each other Member of the Company as if Investor were an original signatory to the Consent.

Without limiting the generality of the foregoing, in accordance with the Consent, (1) Investor hereby approves and ratifies the 2023 Raise, in accordance with its principles and procedures set forth in the Consent and (2) with respect to the 2023 Raise (and only with respect to the 2023 Raise), Investor hereby waives the procedures and Investor's rights set forth in Section 9.6 of the Operating Agreement.

[*Remainder of Page Intentionally Left Blank*]

IN WITNESS WHEREOF, the undersigned has executed this Agreement on the day and year first set forth above.

INVESTOR:

INVESTOR

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Its: [INVESTOR TITLE]

ACCEPTED AND ACKNOWLEDGED:

COMPANY

OAKLAND SOCCER OPPORTUNITY FUND LLC

By: *Founder Signature*
____
Name: Steven Aldrich
Title: Manager

EXHIBIT A

CONSENT

(Attached)

JOINT ACTION BY WRITTEN CONSENT OF
THE MEMBERS AND THE BOARD OF MANAGERS
OF
OAKLAND PRO SOCCER LLC,
a California limited liability company

November 21, 2022

The undersigned, being all of the members (the "Members") and all of the managers (the "Managers") on the Board of Managers of Oakland Pro Soccer LLC, a California limited liability company (the "Company"), acting pursuant to the authority of Section 17704.07(n)(l) of the California Revised Uniform Limited Liability Company Act (as amended from time to time, the "Act"), and Sections 4.6 and 5.5 of the Second Amended and Restated Operating Agreement of the Company, dated as of February 15, 2019 (the "Operating Agreement"), hereby adopt the following recitals and resolutions, which shall be deemed to have been adopted as of the date first set forth above:

APPROVAL OF REVISIONS TO THE SCHAUBLE NOTE

(Completed in its entirety and intentionally omitted)

APPROVAL OF THE ALDRICH NOTE

(Completed in its entirety and intentionally omitted)

SUBSCRIPTION AGREEMENT

WHEREAS, the Members and the Managers desire to raise additional capital for the Company;

WHEREAS, the Members and the Managers have wish to sell Class C Units in calendar years 2022 and 2023 to Oakland Soccer Opportunity Fund LLC, a Delaware limited liability company (the "Fund Member");

WHEREAS, the Members and the Managers have been presented with a form subscription agreement attached hereto as Exhibit C (the "Subscription Agreement"), one or more of which may be entered into with the Fund Member for the sale of Class C Units in calendar years 2022 and 2023, if and to the extent that the Fund Member has funds resulting from its 2022 and 2023 fund raises, and which would allow the Fund Member to purchase Membership Interests in the Company for a price reflective of the Company's then-current valuation, as determined by the Managers; and

WHEREAS, the Members and the Managers deem it to be advisable and in the

best interests of the Company that the Company enter into the Subscription Agreements, for a price reflective of the Company's then-current valuation, as determined by the Managers, including all documents, instruments, exhibits, schedules, and agreements referred to therein (together with the Subscription Agreements, the "Transaction Documents"), and to consummate the transactions contemplated thereby (the "Transactions").

NOW, THEREFORE, BE IT RESOLVED, that the Subscription Agreements, in the form substantially similar to the form attached hereto as Exhibit C, the other Transaction Documents, and the consummation of the Transactions, be, and hereby are, approved, adopted and ratified in all respects;

RESOLVED FURTHER, that the Managers and Officers (collectively, the "Authorized Persons") be, and each hereby is, authorized and directed to execute and deliver, in the name and on behalf of the Company, the Transaction Documents, with such changes therein and additions and modifications thereto as such Authorized Person executing and delivering the same shall approve, such approval to be evidenced conclusively by the execution and delivery thereof

RESOLVED FURTHER, that the Authorized Persons be, and each hereby is, authorized and directed, in the name and on behalf of the Company, to consummate the Transactions; and

RESOLVED FURTHER, that pursuant to Section 3.4 of the Operating Agreement, the Authorized Persons be, and each hereby is, authorized and directed to amend Schedule A of the Operating Agreement to reflect the issuance of additional Membership Interests to the Fund Member.

WAIVER OF ANTI-DILUTIVE RIGHTS

WHEREAS, the Class F Members desire to raise additional capital for the Company;

WHEREAS, the Class F Members are entitled to certain anti-dilutive rights, as provided in Section 3.l(c) of the Operating Agreement (the "Anti-Dilutive Rights"); and

WHEREAS, to help effectuate the capital raise and the Transactions, the Class F Members wish to waive their Anti-Dilutive Rights with respect to (and only with respect to) the Membership Interests to be acquired by the Fund Member pursuant to the Subscription Agreements, the other Transaction Documents, and the Transactions.

NOW, THEREFORE, BE IT RESOLVED, that the Class F Members hereby irrevocably waive their Anti-Dilutive Rights with respect to (and only with respect to) the Membership Interests to be acquired by the Fund Member pursuant to the Subscription Agreements, the other Transaction Documents, and the Transactions, and consent to a reduction of their Percentage Interests pro-rata with the other Members of the Company;

provided, however, that except as expressly provided herein, this waiver shall not be deemed to waive any other Anti-Dilutive Rights to which the Class F Members are entitled pursuant to the Operating Agreement.

GENERAL

RESOLVED, that the officers of the Company are hereby severally authorized, empowered and directed to take all such other actions, to cause to be prepared and filed all such documents, to make all expenditures, to make any appropriate filings with appropriate federal or state governmental or regulatory agencies or authorities and to execute all documents, instruments, certificates and agreements deemed by any of them to be necessary or appropriate for carrying out the intents and purposes of each and all of the foregoing resolutions, and that the performance of such acts and the execution by any such officer of any such document, instrument, certificate or agreement by them shall be conclusive evidence of the approval thereof and the authority therefore by and from the Company; and be it further

RESOLVED, that any and all actions taken by the officers of the Company and any and all agreements entered into by the Company on or prior to the date hereof that are within the authority conferred by any of the foregoing resolutions are hereby ratified, confirmed and approved in all respects.

* * *

IN WITNESS WHEREOF, the undersigned, being all the Members and all of the Managers of the Board of Managers of the Company, have executed this Joint Action by Written Consent effective as of the date first written above.

(Signature pages omitted)

Exhibit A

Updated Schauble Note

(Completed in its entirety and intentionally omitted)

Exhibit B

Aldrich Note

(Completed in its entirety and intentionally omitted)

Exhibit C

Form of Subscription Agreement

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this "Agreement") is made as of December [•] (the "Effective Date"), by and between Oakland Pro Soccer LLC, a California limited liability company (the "Company") and Oakland Soccer Opportunity Fund LLC, a Delaware limited liability company (the "Investor"). All capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings ascribed to them in the Operating Agreement of the Company, effective as of July 11, 2018, as amended and restated as of November 5, 2018, and as further amended and restated as of June 15, 2019 (as amended, the "Operating Agreement").

WHEREAS, the Investor desires to purchase from the Company, and the Company desires to sell and issue to the Investor, for the amount set forth next to the Investor's name on Schedule I (the "Subscription Price"), certain Class C Membership Interests in the Company (such Membership Interests to be sold and purchased pursuant hereto, the "Investor Membership Interests"), for a per interest purchase price of $[•]/Class C Membership Interest, such that as of the Closing (defined below), the Investor shall have the Membership Interests as set forth on Schedule I.

NOW, THEREFORE, in consideration of the forgoing and the representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

1. Purchase and Sale of the Investor Membership Interests. Upon the execution and delivery of this Agreement and the other documents contemplated to be delivered in connection with this Agreement (the "Closing"; and such other documents, together with this Agreement, the "Transaction Documents"), the Company will issue and sell to the Investor, and the Investor will purchase from the Company, the Investor Membership Interests for an amount equal to the Subscription Price. At the Closing, the Investor shall deliver the Subscription Price to the Company by wire transfer of immediately available funds to an account or accounts designated by the Company and, promptly following the Closing, the Company will amend and update Schedule A of the Operating Agreement to reflect the purchase of the Investor Membership Interests by the Investor.

2. Investor Representations. The Investor hereby represents and warrants to the Company as of the date hereof as follows:

(a) Authorization.

(i) The Investor has all requisite power and authority to execute and deliver the Transaction Documents, to purchase the Investor Membership Interests hereunder and to carry out and perform its obligations under the terms of the Transaction Documents. All action on the part of the Investor necessary for the authorization, execution, delivery and performance of the Transaction Documents,

and the performance of all of the Investor's obligations thereunder, has been taken or will be taken prior to the Closing.

(ii) The execution, delivery and performance of the Transaction Documents by the Investor do not and will not conflict with, violate or cause a breach of any agreement, contract or instrument to which the Investor is a party or any judgment, order or decree to which the Investor is subject.

(iii) The Transaction Documents, when executed and delivered by the Investor, will constitute valid and legally binding obligations of the Investor, enforceable in accordance with their terms except (A) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, and (B) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies or by general principles of equity.

(b) No Registration. The Investor understands that the Investor Membership Interests have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "Securities Act") by reason of a specific exemption from the registration provisions of the Securities Act, the availability of which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of such Investor's representations as expressed herein or otherwise made pursuant hereto.

(c) Investment Intent. The Investor is acquiring the Investor Membership Interests for investment for its own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor does not have any contract, undertaking, agreement or arrangement with any person or entity to sell, transfer or grant participation to such person or entity or to any third person or entity with respect to any of the Investor Membership Interests.

(d) Investment Experience. The Investor has substantial experience in evaluating and investing in private placement transactions of securities in companies similar to the Company and acknowledges that the Investor can protect its own interests. The Investor has knowledge and experience in financial and business matters, such that the Investor is capable of fully evaluating the merits and risks of its investment in the Company. The Investor's financial commitment to all of its investments (including its proposed investment in the Company) is reasonable in relationship to the Investor's net worth. All information that the Investor has provided to the Company concerning the Investor and the Investor's financial position, including information provided on the investor suitability questionnaire delivered to the Company by such Investor (the "Investor Suitability Questionnaire") is true, correct and complete as of the date hereof and, if any

material change in such information occurs, the Investor will immediately furnish such changed (corrected) information to the Company in writing.

(e) Speculative Nature of Investment. The Investor understands and acknowledges that the Company has a limited financial and operating history and that an investment in the Company is highly speculative and involves substantial risks. The Investor can bear the economic risk of the Investor's investment and is able, without impairing the Investor's financial condition, to hold the Investor Membership Interests for an indefinite period of time and to suffer a complete loss of such investment. The Investor acknowledges that the Investor Membership Interests must be held indefinitely unless subsequently registered under the Securities Act or an exemption from such registration is available.

(t) No Public Market. The Investor understands and acknowledges that no public market now exists for any of the securities issued by the Company (including the Investor Membership Interests) and that the Company has made no assurances that a public market will ever exist for the Company's securities (including the Investor Membership Interests).

(g) Manner of Offering. The Investor was not offered (by the Company, any person acting on its behalf, or otherwise) the opportunity to invest in the Company or to acquire any Investor Membership Interests by means of any general solicitation or advertising, including any media advertising, public seminars or pursuant to a generally accessible website.

(h) Access to Data. The Investor has been furnished with, to the full satisfaction of the Investor, any and all materials the Investor has requested relating to the Company and any statements made by the Company with respect to the offering of the Investor Membership Interests. The Investor acknowledges that representatives of the Company have been made available to the Investor, during the course of this transaction and prior to the purchase of any Investor Membership Interests, and the Investor has had the opportunity to ask questions of and receive answers from such representatives concerning the terms and conditions of the offering, and to obtain additional information that the Investor believes is necessary to verify the accuracy or completeness of the information furnished to the Investor regarding the Company.

(i) Accredited Investor. The Investor is an "accredited investor" within the meaning of Regulation D, Rule 501(a), promulgated by the Securities and Exchange Commission under the Securities Act and shall submit to the Company such further assurances of such status as may be requested by the Company.

G) Residency. The residency of the Investor (or, in the case of a partnership or corporation, such entity's principal place of business) is correctly set forth on the Investor Suitability Questionnaire.

(k) Legends. The Investor understands and agrees that the certificates

evidencing the Investor Membership Interests, or any other securities issued in respect of the Investor Membership Interests upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event, shall bear the following legend (in addition to any legend required under applicable state securities laws):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE (THE "SECURITIES") HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND THE COMPANY HAS NO OBLIGATION TO REGISTER THE SECURITIES UNDER THE SECURITIES ACT IN THE FUTURE. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED, SOLD, PLEDGED, EXCHANGED, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT IN COMPLIANCE WITH THE SECURITIES ACT."
>
> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER AND MAY NOT BE SOLD, EXCHANGED, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF EXCEPT IN ACCORDANCE WITH AND SUBJECT TO ALL THE TERMS AND CONDITIONS OF THE COMPANY'S SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME, A COPY OF WHICH THE COMPANY WILL FURNISH TO THE HOLDER OF THIS CERTIFICATE UPON REQUEST AND WITHOUT CHARGE. THE HOLDER OF THIS CERTIFICATE MUST BE PREPARED TO BEAR THE ECONOMIC RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME"

(l) Brokers and Finders. The Investor has not engaged any brokers, finders or agents, and neither the Company nor the Investor has, nor will, incur, directly or indirectly, as a result of any action taken by the Investor, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with the Transaction Documents or the transactions contemplated thereby (the "Transactions").

(m) Consultation with Advisors. The Investor acknowledges that it is relying solely on its own counsel and not on any statements or representations of the Company or any of its agents, representatives, employees, officers, members, managers, or affiliates (together with the Company, the "Company Parties") for legal advice with respect to this investment and the Transactions. The Investor has consulted with its professional, tax, accounting, legal and financial advisors with respect to the U.S. federal, state, local and foreign (if applicable) income tax consequences of this investment and the Transactions given the Investor's particular tax and financial situation, and has determined that the purchase of the

Investor Membership Interests is a suitable investment for the Investor. The Investor understands that O'Melveny & Myers LLP acts as counsel to the Company. The Investor also understands that, in connection with this offering and subsequent advice to the Company, O'Melveny & Myers LLP will not be representing any individual investors in the Company, including the Investor, and no independent counsel has been retained to represent the investors in the Company.

(n) No Other Representations.

(i) The Investor acknowledges to the Company that it is consummating the Transactions without any representation or warranty, express or implied, by any of the Company Parties, except as expressly set forth in Section 3 herein. The Investor acknowledges to the Company that, except for the matters that are expressly covered by the provisions of this Agreement, it is relying on its own investigation and analysis in entering into the Transaction Documents and the Transactions. In furtherance of the foregoing, and not in limitation thereof:

A. With respect to tax matters, the Investor is relying solely on the advice of the Investor's tax advisors and not on any statements or representations of the Company or any of its agents, whether written or oral. The Investor understands that it (and not the Company) shall be responsible for its own tax liability that may arise as a result of this investment, the Transaction Documents or the Transactions.

B. The Investor acknowledges to the Company that except for the representations and warranties set forth in Section 3 herein, no representation or warranty, express or implied, of any of the Company Parties with respect to the Company (including with respect to (1) any information provided to the Investor or any of its affiliates or representatives and (2) any financial projection or forecast delivered to the Investor or any of its affiliates or representatives with respect to the revenues, profitability or EBITDA which may arise from the operation of the Company either before or after the Closing), shall form the basis of any action, claim or proceeding against any of the Company Parties with respect thereto or with respect to any related matter. With respect to any projection or forecast delivered by or on behalf of the Company to the Investor, the Investor acknowledges to the Company that it understands and accepts that (aa) there are uncertainties inherent in attempting to make such projections and forecasts, (bb) the accuracy and correctness of such projections and forecasts may be affected by information that may become available through discovery or otherwise after the date of such projections and forecasts, and (cc) it is familiar with each of the foregoing.

(o) Operating Agreement. The Investor has received a true, correct, and complete copy of the Operating Agreement, and fully understands the rights,

obligations and restrictions that apply to Class C Members thereunder. In furtherance of the foregoing, and not in limitation, the Investor understands that as a Class C Member, the Investor's Percentage Interest may be subject to dilution upon the issuance by the Company of additional Membership Interests, and the Investor shall not have the right to appoint or vote for Managers or to participate in the governance or control of the Company, except as required by law.

3. Company Representations. A Schedule of Exceptions, attached hereto as Exhibit A (the "Schedule of Exceptions"), shall be delivered to the Investor in connection with the Closing. Except as set forth on the Schedule of Exceptions, the Company hereby represents and warrants to the Investor as of the date hereof as follows:

(a) The Company is a limited liability company existing and in good standing under the laws of the state of California. The execution, delivery and performance of this Agreement, and the consummation of the Transactions have been duly and validly authorized by all requisite action on the part of the Company, and no other action on the part of the Company is necessary to authorize the execution, delivery or performance of this Agreement. This Agreement, when executed and delivered by the Company, will constitute valid and legally binding obligations of the Company, enforceable in accordance with their terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies or by general principles of equity. Provided that the Company obtains any consents required to be obtained pursuant to the Operating Agreement (which shall be obtained by the Company prior to or as of the Closing), the execution, delivery and performance of this Agreement by the Company does not and will not (A) conflict with or result in a breach of the terms, conditions or provisions of, (B) constitute a default under, (C) result in the creation of any lien, security interest, charge or encumbrance upon the Company's equity securities or assets pursuant to, (D) give any third party the right to modify, terminate or accelerate any obligation under, (E) result in a violation of, or (F) require any authorization, consent, approval, exemption or other action by or notice to any court or any local, federal or state governmental body, in each case, pursuant to the articles of organization of the Company, the Operating Agreement, or any law, statute, rule or regulation to which the Company is subject, or any agreement, instrument, order, judgment or decree to which the Company is a party or by which it is bound.

(b) The Investor Membership Interests, when issued and delivered and paid for in compliance with the provisions of this Agreement will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Operating Agreement, applicable state and federal securities laws and liens or encumbrances created by or imposed by an Investor.

(c) Assuming the accuracy of the representations and warranties of the Investor in Section 2, the Investor Membership Interests will be issued in compliance with all applicable federal and state securities laws.

4. Investor Obligations.

(a) The Investor shall maintain as confidential (including by way of protection against any disclosure, misuse, loss and theft) and not use or disclose in any manner any confidential or proprietary information or materials relating to the Company or its affiliates, and their respective actual and anticipated businesses. In the event the Investor is required by law to disclose any such information, the Investor shall promptly notify the Company in writing, to the extent permitted by applicable law, which notification shall include the nature of the legal requirement and the extent of the required disclosure, and shall cooperate with the Company to preserve the confidentiality of such information consistent with applicable law.

5. Miscellaneous.

(a) Amendment and Waiver. No amendment or waiver of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the person or entity against whom such amendment or waiver is sought to be enforced. No waiver by any party of any default, breach or inaccuracy of representation or warranty or breach of covenant hereunder, whether intentional or not, shall be deemed to extend to any other, prior or subsequent default or breach or affect in any way any rights arising by virtue of any other, prior or subsequent such occurrence.

(b) Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing (including e-mail) and shall be deemed to have been given (i) if personally delivered, on the date of delivery, (ii) if delivered by next-day courier service of national standing (with charges prepaid), on the business day following the date of delivery to such courier service for next day delivery, (iii) if deposited in the United States mail, first class postage prepaid, on the fifth business fay following the date of such deposit, or (iv) if delivered by facsimile or e-mail (y) on the date of such transmission, if such transmission is completed at or prior to 5:00 p.m., local time of the recipient party, and (z) on the next business day following the date of transmission, if such transmission is completed after 5:00 p.m., local time of the recipient party. Notices, demands and other communications shall, unless another address is specified in writing pursuant to the provisions hereof, be sent to the address for such recipient indicated below:

Notices to the Investor:

Oakland Soccer Opportunity Fund
LLC 96 N Springer Road
Los Altos, CA 94024
Attention: Steven Aldrich
E-mail: steven@rootssc.com

Notices to the Company:

Oakland Pro Soccer LLC
2744 E 11th Street, Unit
KOi Oakland, CA 94601
Attention: Steven Aldrich
E-mail: steven@rootssc.com

with a copy to:

O'Melveny & Myers LLP
Times Square Tower
7 Times Square
New York, NY 10036
Attention: Alex Anderson
E-mail: aanderson@omm.com

(c) Assignment. This Agreement shall bind and inure to the benefit of the respective successors and assigns of the parties hereto, whether so expressed or not, except that, except as expressly provided herein, neither this Agreement nor any of the covenants and agreements herein or rights, interests or obligations hereunder may be assigned or delegated (directly or indirectly or by operation of law) without the prior written consent of the other party. Notwithstanding the foregoing, the Company may assign any or all of its rights pursuant to this Agreement to any of its lenders as collateral security without the consent of the Investor; provided that any such assignment will not relieve the Company of its obligations under this Agreement.

(d) Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal, or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality, or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed, and enforced in such jurisdiction as if such invalid, illegal, or unenforceable provision had never been contained herein.

(e) Interpretation. The headings and captions used in this Agreement

are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine, or neuter forms, and the singular form of nouns, pronouns, and verbs shall include the plural and vice versa. The use of the word "including" herein (and words of similar import) shall mean "including without limitation." Reference to any agreement, document, or instrument means such agreement, document, or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and, if applicable, hereof. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof or rule of strict construction shall arise favoring or disfavoring any party or third party beneficiary by virtue of the authorship of any of the provisions of this Agreement. Wherever a conflict exists between this Agreement and any other agreement, this Agreement shall control but solely to the extent of such conflict.

(t) Entire Agreement. This Agreement (i) embodies the complete agreement and understanding among the parties with respect to the subject matter hereof or thereof, and (ii) supersedes and preempts any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof or thereof in any way.

(g) Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original, with the same effect as if all signing parties had signed the same document. All counterparts shall be construed together and constitute the same instrument.

(h) Governing Law; WAIVER OF JURY TRIAL; VENUE.

This Agreement shall be governed by, and construed in accordance with, the laws of the State of California, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of California or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of California.

EACH PARTY TO THIS AGREEMENT HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT AND THE OTHER DOCUMENTS CONTEMPLATED TO BE DELIVERED IN CONNECTION WITH THIS AGREEMENT OR (11) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT, THE OTHER DOCUMENTS CONTEMPLATED TO BE DELIVERED IN CONNECTION WITH

THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY HERETO HEREBY AGREES THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE AGREEMENT AND CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

EACH OF THE PARTIES TO THIS AGREEMENT HERBY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE CALIFORNIA STATE COURTS, ALAMEDA COUNTY AND THE UNITED STATES DISTRICT COURT, NORTHERN DISTRICT, ALAMEDA COUNTY. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY OBJECTION BASED ON FORM NON CONVENIENS AND ANY OBJECTION TO VENUE OF ANY ACTION INSTITUTED HEREUNDER AND COVENANTS NOT TO RAISE CONVENIENCE OR VENUE AS GROUNDS TO CHALLENGE ANY ACTION OR PROCEEDING BROUGHT PURSUANT TO THIS AGREEMENT.

(i) Survival. Sections 2 , 3 and 6 shall survive the Closing. The covenants contained in this Agreement shall survive until fully performed or waived.

(j) Electronic Delivery. This Agreement and any signed document entered into in connection with this Agreement, and any amendments hereto or thereto, to the extent delivered by means of a facsimile machine or electronic mail (any such delivery, an "Electronic Delivery"), shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such document, each other party hereto or thereto shall re-execute original forms hereof and/or thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise (i) the use of Electronic Delivery to deliver a signature or (ii) the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery, as a defense to the formation of a contract or agreement, and each such party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

*   *   *   *

IN WITNESS WHEREOF, the parties hereto have executed or caused to be executed on their behalf this Subscription Agreement on the date first written above.

COMPANY

OAKLAND PRO SOCCER LLC,
a California limited liability company

By:____________________________
Name: Steven Aldrich
Its: President

IN WITNESS WHEREOF, the parties hereto have executed or caused to be executed on their behalf this Subscription Agreement on the date first written above.

INVESTOR

____

By:______________________________
Name:
Its:

Schedule I

Name, Address, Telephone Number and E-mail Address	**Contributions**	**Membership Class**	**Membership Interest Owned**	**Voting Power of Manager Appointed by this Member**
		C		

Exhibit A

Schedule of Exceptions

None.